Doing the right thing is smart business.®

Protective

2002 ANNUAL REPORT

Financial highlights

(dollars in thousands, except per share data)	2002	2001	2000	CHANGE 02/01	CHANGE 01/00
FOR THE YEAR					
Revenues	$ 1,920,678	$ 1,603,186	$ 1,364,729	19.8 %	17.5 %
Net income	$ 177,355	$ 102,943	$ 153,476	72.3 %	(32.9)%
Operating income from continuing operations per share [1]	$ 2.50	$ 2.21	$ 2.15	13.1 %	2.8 %
Operating return on average equity [1, 2, 3]	13.8%	13.1%	14.6%	—	—
Net income per share	$ 2.52	$ 1.47	$ 2.32	71.4 %	(36.6)%
AT YEAR END					
Total assets	$21,953,004	$19,718,824	$15,145,633	11.5 %	30.2 %
Share-owners' equity excluding accumulated other comprehensive income [3]	$ 1,484,788	$ 1,345,816	$ 1,165,431	10.3 %	15.5 %
Share-owners' equity excluding accumulated other comprehensive income per share [3]	$ 21.62	$ 19.63	$ 18.05	10.1 %	8.8 %
Market price of common stock	$ 27.52	$ 28.93	$ 32.25	(4.9)%	(10.3)%

RATINGS

As of the date of this report, the Company's principal operating subsidiary, Protective Life Insurance Company, has insurer financial strength ratings of A+ (Superior) from A.M. Best, AA (Very Strong) from Standard & Poor's, AA- (Very Strong) from Fitch, and Aa3 (Excellent) from Moody's Investors Services. Each of these independent rating agencies has assigned its rating based on a variety of factors, including Protective's operating performance, asset quality, financial flexibility, and capitalization. For current information: www.protective.com.

1. *"Operating income from continuing operations" is a non-GAAP measure which excludes items not considered indicative of the Company's core operations. Items excluded consist of realized investment gains and losses and related amortization, income (loss) from discontinued operations, extraordinary loss, and change in accounting principle. "Net Income from continuing operations" is a GAAP measure to which "operating income from continuing operations" may be compared. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the "Financial Summary" for more information.*

2. *2002 excludes charges related to premium deficiency reserve strengthening and other charges in the Asset Protection segment. 2002 operating return on average equity including the charge is 12.4%. 2001 and 2000 includes operating income related to certain discontinued operations.*

3. *"Share owners' equity excluding accumulated other comprehensive income" is a non-GAAP measure. "Share-owners' equity" is a GAAP measure to which "Share-owners' equity excluding accumulated other comprehensive income" may be compared. Please refer to "Note 1" to the Company's "Consolidated Financial Statements" and the "Financial Summary" for more information.*

This document includes "forward-looking statements" which express expectations of future events and/or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the Company cannot give assurance that such statements will prove to be correct. Please refer to "Forward-Looking Statements – Cautionary Language" in Management's Discussion and Analysis of Financial Condition and Results of Operations herein for more information about factors which could affect future results.

The *right* values.

Our Company has grown and prospered through six generations of management. We have made the difficult transformation from a small, regional company to a national presence in most of our major product markets. We have been fortunate to enjoy tremendous growth in sales, earnings and assets. Many factors – including some good fortune – have contributed to our growth and success. But we believe one of the most important drivers of our growth has been our ability to recruit and retain employees and form solid relationships with producers and distributors who share with us a commitment to a core set of values and business philosophy. We believe that our growth has been driven by faithfulness to, and consistent application of, these core business principles over time.

Our core principles are built around our three preeminent values: quality, serving people and growth. We explain how we apply these values to our business on the inside back cover of this report.

We believe that the essence of our core values is well expressed in the brand statement we have recently adopted. It is: Doing the right thing is smart business.®

To us, this expression articulates our business philosophy with great precision and embodies the attitude and spirit that pervades Protective. We believe that if we recruit the right kind of people to Protective and consistently encourage them to "do the right things" – whether in routine customer service transactions or in major business decision-making – our Company will grow and prosper. And we are doing just that – encouraging our people to embrace our brand promise and give it life in our day-to-day dealings with all the people who make our success as a company possible.

To our share owners,

During the year operating income from continuing operations increased 13.1% to $2.50 per share, up from $2.21 in 2001. We also reported $2.52 per share of net income, a substantial improvement over last year's $1.47. Operating return on average equity (excluding charges) was 13.8%, an increase from 13.1% in 2001. While the overall results were generally in line with our targets for the year and some of our segments reported very strong results, we were disappointed by our inability to produce consistently acceptable results across all of our product lines.

Our results for the year were driven upward by very strong performance in life insurance marketing, acquisitions and stable value products. Our investment operations also delivered outstanding results for the year. Our annuity segment held its own in a tough market environment. But our Asset Protection group fell far short of our targets and produced results that were very disappointing.

Highlights for the Year

- We enjoyed extremely strong performance in our life insurance marketing operations. Pretax operating income in this segment was $125.6 million, up 40.2%, and far above our projections at the beginning of the year. Sales were up 37.1%, reaching an all-time high of $224 million for the year. Both our Individual Life and West Coast Life Divisions achieved annual sales in excess of $100 million. We grew sales in each of our major distribution systems during the year, and we are becoming one of the leading players in the mortality-based segment of the life insurance industry.

- Pretax operating income in our Acquisitions Division increased 39.8% to $95.1 million during the year. Over the past two years we have deployed over $300 million of capital in block-of-business and small company acquisitions. Those acquisitions are now beginning to reach their potential for earnings contribution. With the growth in our retail franchise we are now able to deploy significant amounts of capital through organic sales growth, and we are less dependent on acquisitions for earnings growth. Nevertheless, we ended the year with excess capital, and we retain the ability to pursue future acquisitions on an opportunistic basis to augment our growth in the future.

- Our investment operations produced superior results in 2002. Notwithstanding one of the most difficult credit market environments in recent history, we experienced no material credit defaults during the year in our securities portfolio, and our commercial mortgage loan group continued to deliver superior yields while maintaining one of the best records in the industry for credit performance. Problem mortgage loans and foreclosed properties continue to be less than 1% of invested assets.

- Our Stable Value products group produced pretax operating income of $42.3 million, an increase of 27.5% over 2001. Sales of Stable Value products were up 10.4% to $1.2 billion. We continue to maintain an earned spread in this line in excess of 100 basis points, which we believe compares favorably with most competitors in this line of business.

- Our Annuities business performed relatively well in a difficult market. 2002 pretax operating income was $15.7 million, a decrease of $1.2 million from the level of income in 2001. Sales were steady in 2002 at just under $1 billion. Compared to the industry, we have more limited exposure to the guaranteed minimum death benefit feature in our variable annuity product line, and unlike many of our competitors, we were not required to take a charge related to deferred acquisition cost in the variable line as a result of the sharp declines in the equities markets.

- As noted, we were extremely disappointed by the performance of our Asset Protection Division. For the year, the segment reported a pretax loss of $23.4 million, which included a charge of $30.9 million in the fourth quarter for reserve strengthening and other items. Going into the year, we expected the Division's results to be below those reported in previous years because of softer conditions in the credit insurance market segment and the potential for higher claims on older blocks of vehicle service contracts. Both conditions did, in fact, exist in the year. But in addition we were surprised by the degree to which results in the Division's ancillary product lines deteriorated during the year as a result of falling used-car prices and zero-percent financing incentives in the auto industry. We are taking very aggressive steps to improve performance in this line. We have discontinued non-core ancillary lines, reduced expenses, tightened risk-selection procedures and improved our claims management technology in the service contract lines. Going forward, the Division will focus on core credit insurance and service contract lines of business. While we are still exposed to potential downside disappointment as a result of general economic conditions and the conditions in the auto industry, we expect a modest profit contribution from this Division in 2003.
- We launched a new branding initiative. After more than a year of research and study, we affirmed our corporate values by adopting as our brand promise the notion that "Doing the right thing is smart business.®" This statement is a succinct summary of our core business philosophy and well expresses the positive and optimistic spirit that underpins all that we do at Protective. During the year, we initiated a new advertising campaign in national print media and airports that highlights our new brand promise.
- Significantly, as discussed in more detail below, we completed a thorough reassessment of our basic business strategies and organizational structure and launched a process that will fundamentally change, over time, how we are organized and where our efforts are focused.

Strategic Transformation

Our Company enjoyed robust growth in earnings and assets during the early- to mid-1990s, growing from a small, regional company to a recognized name in the life insurance industry. To facilitate this growth, we developed and employed a highly segmented or "siloed" organizational structure focused on narrowly defined product lines. This business model gave our people a high degree of focus and accountability and fostered an entrepreneurial spirit and style of management, which contributed materially to our growth. Under this structure, our holding company functioned, in effect, as an investment vehicle, allocating capital to and overseeing autonomous and discreet business units. As a result of this structure, we successfully developed our stable value business and made a number of successful acquisitions. The structure also gave us the ability to be involved in many niche ancillary businesses. We also invested in new and emerging businesses and distribution systems, some of which are highly successful, while others, unfortunately, were not.

This model served us well during the 1990s, when the emphasis was more on entrepreneurial growth in revenues and less on scale, expense management and brand development. However, the business environment we now face is materially different from the one we faced in the early 1990s. Today we face a different set of business challenges, and we must evolve and transform the way we do business to fit the current business environment.

Today's Challenges

Today we find that, across all product lines, competition is increasingly based on price, product features and compensation. Consumers and distributors now have access to a tremendous amount of information that can be used to compare the cost and compensation structure of our products. As a consequence, our markets are becoming more price competitive, and there is constant downward pressure on premium rates and profit margins. This is most evident in the term insurance market. Term rates have come down more than 50% in the past decade. Likewise, the annuity business is increasingly commoditizing. Sales are driven more and more by credited rates, commissions and product features. There is also more competition for shelf space in quality distribution systems. Distributors and producers increasingly desire to focus on a short list of manufacturing partners and demand that we make substantial investments in technology so that our systems will deliver the information and service they need. To compete in this environment, we must focus more than ever on scale, efficiency, productivity, expense management and brand development, while continuing to provide a high level of service to our customers.

Our business profile has also changed over the last 10 years. We entered the 1990s with very limited capacity to distribute products through retail systems. Today that has changed dramatically. We now have tremendous distribution capacity available to us. As our 2002 results demonstrate, we can now distribute life insurance and annuity products through thousands of agents and stockbrokers nationwide as well as through our direct response company, Matrix Direct. Our life sales are today almost 10 times the level of the early 1990s. And in the Asset Protection Division,



(seated right to left)

JOHN D. JOHNS
Chairman, President and Chief Executive Officer

R. STEPHEN BRIGGS, CLU, ChFC
Executive Vice President
Life and Annuity Division

(standing right to left)

JIM E. MASSENGALE, CLU
Executive Vice President, Acquisitions Division
President, West Coast Life

ALLEN W. RITCHIE
Executive Vice President
and Chief Financial Officer

we now have access to thousands of financial institutions and automobile dealers for the distribution of credit insurance and service contract products. Increasingly as we expand the scope and breadth of our distribution efforts, we find that our distribution partners wish to deal with our Company on a unified basis and not through product-driven business units. They also increasingly expect and demand that our technology and customer service platforms interface seamlessly with theirs. These changes in the business environment compel us to evolve our organizational structure and business strategies to meet the challenges we face today. Our new business model emphasizes the integration of internal business units to align them more with customers and distribution systems and less with our internal orientation to product lines. To that end, in January we combined our Individual Life Division and our Investment Products Division (which has historically manufactured and distributed annuity products) into one business unit, which we have named the Life and Annuity Division. We have also discontinued marketing many small, non-strategic business lines in the Asset Protection Division and in other areas of the Company.

Our focus going forward will be on streamlining our internal operations and focusing more deliberately on our core business lines where our recent growth has been exceptional. In the process, we will continue to expand our retail distribution capacity, build scale and cost advantages in our core product lines and enhance the quality of service we are able to provide to distributors and customers. We will also continue to invest in the equity of the Protective brand.

We expect that this process will further improve our unit cost structure, reduce volatility in earnings and enhance returns on our capital over time.

Constant Values

While we continuously transform and evolve our business model to enhance our competitive posture, there are some things about the Company that will remain absolutely constant. We remain steadfastly committed to our three preeminent values: quality, serving people and growth. And we are unwavering in our belief that "Doing the right thing is smart business.®" We sincerely believe that faithfulness to our values is the foundation upon which our success has been built, and our commitment to them remains strong.

Outlook

Our outlook for the Company in 2003 and beyond is positive and optimistic.

To be sure, we face a host of challenges: uncertainty about the economy, the possibility of a war, volatile equity markets, deteriorating credit markets, difficult conditions in the reinsurance markets, low interest rates, turmoil in the auto industry and increasing competition. But we face these challenges with more strength and momentum than at any time in our history.

We have strong fundamentals in our core retail businesses. Our compound annual growth rate in life insurance sales over the past five years has been over 33%. We enjoy great relationships with some of the highest quality producers and distributors in the industry, and, as a result, we have growing capacity to sell our life and annuity products in the best possible ways. We expect continuation of strong momentum in life insurance and improvement in our annuity lines.

We retain a unique franchise for block-of-business acquisitions. Although we are now less dependent on acquisitions for growth, we will aggressively pursue acquisition opportunities as they arise.

Our investment portfolios and balance sheet are strong. We expect continuing excellent performance in both our securities and commercial mortgage loan portfolios. This should support strong performance in our stable value line.

We believe that the steps we have taken in the Asset Protection Division should lead to improvement in its results this year and beyond.

Of most importance, we are blessed to have a truly outstanding group of employees. Our people are enthusiastic, hardworking and resourceful. They believe in what we stand for and are completely committed to "doing the right thing" in every aspect of our business. They are the heart and soul of our Company, and, to each of them, I say thank you for all that you do to make our Company what it is.

Our focus in 2003 will be on execution and streamlining our organizational structure and growing our core product lines under our new business model. We made some great improvements in 2002 in our cost structure and competitive position, and we expect that trend to continue.

Before closing, I would like to note some changes in the composition of our Board of Directors. First, my predecessor and our former chief executive officer, Drayton Nabers, Jr., resigned from his position as Chairman of our Board of Directors in January in order to serve – at the request of Governor Bob Riley – as the Financial Director for the State of Alabama. While we will miss Drayton's wise advice and counsel on our Board, we congratulate him on accepting the challenge of public service and wish him and his wife, Fairfax, the best as he takes on this new responsibility.

Second, two of our long-serving directors, Bill Dahlberg and Bob Yellowlees, are also retiring from our Board this year. Bill joined the Board in 1987. The Company grew and expanded dramatically during his time of service. Bill always provided wise and thoughtful advice and counsel. We appreciate Bill's good service, and we wish Bill and his wife, Jill, the best in the future.

Bob Yellowlees had served on our Board since 1996. Over the years, Bob's extensive background in technology and information services was invaluable to us. Bob was highly committed to Protective and greatly contributed to our success. We benefited greatly from his questions and suggestions. We also wish Bob and his wife, Mary, the very best.

Finally, Malcolm Portera, Chancellor of The University of Alabama System, joined our Board in March. Mac is chief executive of Alabama's largest higher-education enterprise. He has extensive experience in economic development, government affairs and applied information technology. We are delighted to have Mac on our Board of Directors.

Please know our entire management team is working diligently to "do the right things" so that we can continuously improve our financial results and create share owner value over the long term. We appreciate your confidence in us.

Respectfully submitted,



John D. Johns
Chairman, President and Chief Executive Officer

The *right* products.


LIFE INSURANCE SALES
By Product
(in millions)
$112
$139
$161
$163
$224
VUL
UL
Term
98
99
00
01
02
VUL – Variable Universal Life
UL – Universal Life


ANNUITY FUNDS UNDER MANAGEMENT
(in billions)
$2.7
$3.4
$3.8
$4.2
$4.7
Variable
Fixed
98
99
00
01
02

Note: Excludes acquired blocks of annuities

Our mission is to enhance the quality of life of the people we serve.

To fulfill this mission for our customers, we offer a variety of products that help them manage the fundamental financial risks presented in life. To help our customers address the risk of dying without sufficient financial protection for the people who depend upon them, we offer an array of highly competitive term, universal and variable universal life insurance products. To help our customers manage the risk of outliving their savings, we offer an attractive mix of fixed and variable annuities and also provide guaranteed investment contracts to managers of 401(k) programs. To help our customers protect their ownership of automobiles and marine products, we offer competitively priced credit life and credit disability insurance and extended service contracts.

We know that in today's competitive market environment we must deliver products at a competitive price. We also know that our customers are interested not only in a product's cost, but also in its value. We, therefore, combine very competitively priced products with high levels of customer service and add features to many products that enhance their value to the customer over time. Our term insurance products are frequently among the "best buys" when objectively compared to other company's products. Our universal life products are designed to deliver superior long-term value for the consumer. They typically contain features that reward the customer for keeping the policy in force over an extended period of time. In most instances, a high level of persistency in a permanent insurance product aligns and promotes the interests of the Company,





the customer and the distributor. Our fixed and variable annuities are very competitive. Our fixed annuities typically offer highly competitive credited rates, and our variable annuity products offer fund management services from some of the leading asset management companies in the United States. In all areas of our business, we try to provide friendly and responsive customer service, recognizing that service is an important part of the value that we deliver to the customer.

The *right* distribution.


LIFE INSURANCE SALES
By Distribution System
(in millions)
$112
$139
$161
$163
$224
BOLI & Other
Direct Response
Stockbroker
PPGA
BGA
98
99
00
01
02

BOLI – Bank-owned life insurance
PPGA – Personal producing general agent
BGA – Brokerage general agent


SERVICE CONTRACT SALES
Vehicle and Marine
(in millions)
$34
$68
$174
$193
$196
Marine
Vehicle
98
99
00
01
02

Today we enjoy strong relationships with some of the very best distributors in the life industry, and those critical relationships are driving the growth of our product sales.

In the life insurance segment, we distribute products through four primary distribution channels: personal producing independent agents; brokerage general agents (BGAs); stockbrokers and other financial institutions; and direct-response marketers. To ensure that we deliver the best possible package of product, service and compensation to each distribution channel, we tailor and customize our approach to each distribution system.

For individual agents, we offer a diverse array of competitive products, a high level of personalized service, a package of relationship-building incentives and marketing support. We highly value and enjoy our relationships with traditional, independent agents. We were delighted to see solid sales growth in this system in 2002 and expect continued growth in the future.

For agents who do business with us through BGAs, we offer very competitive products targeted to specific segments of the market, consistent and precise underwriting and very competitive compensation packages. This has been our fastest-growing distribution system in recent years and now accounts for more than half of our total life insurance sales.

We recognize that some stockbrokers are not as accustomed as other distributors to the process of selling life insurance products. For them, we provide an easy-to-use, Web-based technology platform and service system tailored specifically to the stockbroker's needs. Our systems give stockbrokers the ability to sell life products with confidence and convenience. Since 1998, our life insurance sales through stockbrokers have tripled, with sales up 44% through this system in 2002.

For distributors in the rapidly expanding direct-response channel, we offer competitive products, expeditious service and integrated technology platforms designed specifically to achieve operational efficiency and sales productivity both for our Company and the direct-response distributor. Direct-response sales are a rapidly growing segment of our industry, and we intend to continue to maintain a leadership position in this segment. To that end, we recently purchased Matrix Direct, one of the leading direct-response companies. We are using the knowledge we gain from our experience at Matrix to enhance the quality of service we are able to provide to other direct-response distributors.





In the annuity product line, our focus has recently been on building distribution relationships with the highest-quality regional stock brokerage and financial planning firms. Our growing and deepening relationships with these firms have been the key to our success in the annuities business. We strive to achieve seamless integration of our operations with those of our annuity distribution partners to enhance the efficiency of our operations and theirs. We also work together with annuity distributors to find ways to enhance the persistency and quality of our product sales. We believe that the quality of our distribution system for annuities is very high by any industry standard, and we expect continued growth in this segment in the future.

In the Asset Protection Division, our focus is on distributing products through automobile and marine dealers and financial institutions. Again, we are investing heavily in technology to enhance the quality of service we provide to our distribution partners and to enable us to monitor the quality and consistency of the business we receive from them to ensure that we are able to meet our expectations with respect to claims and expenses.

Competitive products and expanding distribution are creating a virtuous cycle for us. By achieving consistently higher levels of sales, we are increasing our scale and lowering our unit cost. This allows us to offer products that are among the most competitive in the industry, further fueling sales and sales growth and expansion of distribution capacity. We think this is a great example of how "Doing the right thing is smart business.®"

The *right* way to invest.


TOTAL ASSETS
(in billions)
$12.0
$13.0
$15.1
$19.7
$21.9
98
99
00
01
02


STABLE VALUE PRODUCTS
Account Values
(in billions)
$2.9
$2.9
$3.3
$3.9
$3.9
98
99
00
01
02

Our industry faced a very challenging credit market environment in 2002. Bankruptcies and credit defaults reached near-record levels. In this challenging environment, our investment operations performed extraordinarily well. We ended the year with stable yields and virtually no loss of principal in our securities and commercial mortgage portfolios.

Our good track record in 2002 bolstered our confidence in our disciplined investment philosophy. The key elements of that philosophy are to preserve principal, carefully manage credit risks, maintain strong liquidity and confine interest rate risk to acceptable levels. To manage credit risks, we adhere to strict diversification criteria and avoid the more volatile segments of the credit markets. We also do not measure our asset allocation against market indices. Instead, we employ a "bottom up" fundamental approach to credit risk selection. For each investment decision, we perform our own independent credit analysis to assure that we are not taking unacceptable credit risks. We do not purchase securities or make mortgage loans where the credit risk is unacceptable. We generally buy securities with the intent to hold to maturity, but we also constantly monitor company fundamentals to ensure that we are on top of changing credit profiles. To ensure proper liquidity, we carefully monitor our asset and liability maturity profiles to ensure the sufficiency of our available cash flow. To manage interest rate risks, we follow a discipline of keeping our asset and liability durations within one-half year, and we perform sensitivity analysis in an effort to ensure that any duration mismatch would be manageable in the event of large, rapid interest rate movements. We carefully underwrite the extension and prepayment risk associated with our mortgage-backed securities and rely on our asset/liability and cash flows/liquidity disciplines to bolster the performance we expect in this portfolio.



We believe that we have a unique niche in the commercial loan origination business. To capitalize on this core strength in real estate lending and in an effort to ensure consistency of performance, we focus our lending on segments of the real estate market that tend to be less volatile and in which we have deep experience and knowledge. To that end, we primarily concentrate on financing shopping centers that provide the necessities of life and on garden-style apartment complexes. We generally do not finance multi-tenant office buildings, hotels and resort properties.



We also carefully underwrite not only the credit strength of retail tenants, but also the fundamental quality and value of all real estate secured by our loans. This investment strategy served us well in 2002. We continued a decade-long track record of superior performance in our commercial loan portfolio. Problem loans and foreclosed properties remain less than 1% of invested assets.

Again, our strong track record in our investment operations demonstrates the relationship between "doing the right things" and our success.



Doing the *right* thing for our customers.

At Protective, we know that to grow and prosper we must "do the right thing" for all of our customers. Whether it's the ultimate purchaser of our products, one of our distribution partners or a commercial real estate borrower, we regard them all as valued customers, and we aim to provide each of them with a world-class level of service.

We understand that we must earn each customer's business. As we have discussed, this starts with the right products delivered through the right distribution systems. But doing the right thing for our customers does not end with the product sale. We have to be there for customers whenever they need us. We must be able to respond to their questions, provide information in a timely manner and, to the extent mistakes or errors are made, resolve them quickly and efficiently. Delivering world-class customer service begins with the recruitment process. We place a great deal of emphasis on hiring the right kind of people in the first place. We then provide them with extensive training. We do our best to instill in them the qualities of the "servant's heart" and encourage and reward them to go the extra mile for the customer.

To this end, we have initiated the "Doing the Right Thing" Award at Protective. On a monthly basis, we recognize an employee or group of employees who have demonstrated, through exemplary acts of service, what it means to do the right thing at Protective. During 2002, 21 employees were recognized with "Doing the Right Thing" Awards. Each individual or team receives a cash award in the range of $1,000 to $2,000. We announce the awards and honor the recipients at public employee meetings. We hope that recognizing concrete examples of "doing the right thing" for customers will enhance and strengthen the service culture at Protective.

We are extremely proud of the employees who have received the award to date. Their stories are remarkable. One team in our Policyholder Service area kept a customer from committing suicide. The customer called in a state of despondency to confirm the availability of his life insurance coverage. He informed our employees that he was contemplating suicide. The employees stayed on the telephone with him for hours, gained his confidence and ultimately summoned help. He is alive and well today. Another employee went to extraordinary lengths to help an annuity customer in need. The customer was considering assigning the payments under one of our annuity products to a finance company on very disadvantageous terms in the face of an urgent personal financial crisis. Our employee found a way to solve the immediate crisis without losing the substantial value in the annuity product. A tremendous amount of work, which the employee was not obligated to provide, went into solving this customer's problem. Another employee spent countless hours working on our Habitat for Humanity project this year. His efforts were a shining example of the "servant's heart." Another employee worked nights and weekends to ensure that students applying for positions at Protective from her alma mater were well prepared for the process. She earned the respect and admiration of the faculty at her university for her efforts. The list goes on and on.

We know that our customers have choices. We must earn their business. We know that if we exceed our customers' expectations, they will continue to do business with us and may even refer others to us. It is a simple concept, but our commitment to serving our customers is the right thing, and it is smart business.



Doing the *right* thing for our employees.

We seek employees who will be energized by our culture, who have a "servant's heart" and who believe in our core values. We know that in every business, customer satisfaction and loyalty are directly related to the spirit and attitude of the company's employees. We therefore work hard to create a culture in which our people enjoy their work and take pride in our Company. We know that to motivate our employees, we must provide them with a business environment that emphasizes growth and opportunity, and we hope to maintain a work environment that promotes optimism and excitement about the future of Protective.

To accomplish these goals, we have a comprehensive program for recruiting, training, motivating and rewarding our employees. We start with a competitive salary structure. We also offer most of our employees the opportunity to participate in a bonus or savings program that is tied to the achievement of our Company's earning goals. And we offer an attractive package of fringe benefits including pension benefits, health insurance and a 401(k) program.

Beyond these fundamentals of salary and benefits, we provide employees with a variety of special programs designed to encourage health and wellness, teamwork, a collegial work environment and personal and professional development. For example, for many years we have offered a wellness program run by our on-site health care professional. The program has been recognized as one of the best in the country. The program encourages every employee to commit to a discipline of exercise and proper nutrition. We celebrate participation in the program throughout the Company at least once a year. We also offer a wide array of career development and advancement opportunities, training programs and education benefits to help each employee achieve his or her full potential.

We know that employees who feel a sense of pride and fulfillment in being a part of our Company and our culture will be motivated and inspired to do the right thing for our customers. And happy, loyal and satisfied customers can only be good for our business, which ultimately benefits our share owners.

Once again, "Doing the right thing is smart business.®"



Doing the *right* thing for the community.

Our Company has maintained, since its earliest days, a strong tradition of philanthropy and community service. We have a rich tradition of giving back to our local communities as a means of expressing our appreciation for what they give and contribute to the health and success of our Company.

Protective contributes to our communities in a variety of ways. Because our culture tends to attract people with good leadership skills and an interest in community affairs, our people are often leaders in charitable organizations, community groups, churches and cultural organizations. We try to harness that energy and enthusiasm by organizing community outreach activities for our employees. For example, in each of the past two years, our Company has joined forces with other groups to sponsor the construction of a home under the Habitat for Humanity program. In the case of each project, over 250 of our employees proudly and selflessly toiled in the summer heat to create a home for a very deserving family that contributed their own effort and labor to the project. In the process, we had a lot of fun and developed some great friendships with some very fine people, including Salina and Kala Murray pictured here, who joined with us to construct their new home in an area of Birmingham that was ravaged by an F-5 tornado only a few years ago. We took great pride in helping Salina and Kala build a home in a place where tragedy had so recently been the dominant theme of the neighborhood.

The Protective Life Foundation also makes contributions to a variety of worthy causes. The objectives of our Foundation are: to contribute to the welfare and the quality of life of the local community; to be a corporate leader and pacesetter in giving; and to work in partnership with other organizations, corporations and individuals to find solutions for some of the difficult human and economic situations in our communities. The primary emphasis of our charitable giving is to help young people, especially youth-at-risk. Last year we gave more than a third of our total contributions to support the education and healthy development of young people. Among other things, we sponsor a program in Birmingham that provides recreational and service opportunities for more than 10,000 inner-city children and teenagers during the summer months. We are sponsoring a full-time position in a local council of the Boy Scouts of America to recruit Hispanic youth, most of whom are first-generation Americans, into the Boy Scout organization. We have partnered with an elementary school and a middle school in low-income neighborhoods to provide assistance for their academic programs. We have contributed to a private inner-city school that has made dramatic steps in improving the quality of education and academic achievement for a select group of high-potential children in the inner-city.

We also support a wide array of cultural activities. We are proud to support groups that promote ballet, theater and music. We are also sustainers of the visual arts, and, we contributed to the Civil Rights Institute in Birmingham. We support the United Way throughout the country, wherever we maintain major operational facilities. And these are just examples of the more than 140 organizations that we support in various ways through our charitable giving.

The communities in which we operate have been very good to our Company, and we therefore believe that helping them is the right thing to do. Our success is clearly and directly linked to their health and well-being. Our local communities attract and sustain the employees who serve our customers. They educate the children who will grow up to be our future employees. The economic growth of our local communities supports the sale of our products. So we naturally believe that giving back to the community is smart business.

Board of directors, executive officers, and principal operating subsidiaries

BOARD OF DIRECTORS

William J. Cabaniss, Jr.
Chairman of the Board and Chief Executive Officer
Precision Grinding, Inc.
(steel processing)
1974–1988, 1992

John J. McMahon, Jr.
Chairman
Ligon Industries, LLC
(manufacturer of waste water treatment equipment, aluminum cast and hydraulic cylinders)
Chairman of the Executive Committee
McWane, Inc.
(pipe and valve manufacturing)
1987

A. W. Dahlberg
Chairman of the Board
Mirant Corporation
(electric utilities)
1987

James S. M. French
Chairman of the Board and Chief Executive Officer
Dunn Investment Company
(materials, construction, and investment holding company)
1996

Robert A. Yellowlees
Lead Director
Global Payments Inc.
(electronic payment services)
1996

John D. Johns
Chairman, President and Chief Executive Officer
Protective Life Corporation
1997

Donald M. James
Chairman of the Board and Chief Executive Officer
Vulcan Materials Company
(construction materials and chemicals)
1997

J. Gary Cooper
Chairman of the Board and Chief Executive Officer
Commonwealth National Bank (banking and financial services)
1999

H. Corbin Day
Chairman of the Executive Committee
Jemison Investment Company, Inc.
(diversified holding company and venture capital investment firm)
2000

W. Michael Warren, Jr.
Chairman of the Board, President and Chief Executive Officer
Energen Corporation
(diversified energy holding company)
2001

Susan Molinari
President and Chief Executive Officer
The Washington Group
(government relations and consulting)
2001

Malcolm Portera, Ph.D.
Chancellor
The University of Alabama System
(higher education)
2003

EXECUTIVE OFFICERS – PROTECTIVE LIFE CORPORATION

John D. Johns
Chairman, President and Chief Executive Officer

R. Stephen Briggs, CLU, ChFC
Executive Vice President, Life and Annuity

Jim E. Massengale, CLU
Executive Vice President, Acquisitions

Allen W. Ritchie
Executive Vice President and Chief Financial Officer

Richard J. Bielen
Senior Vice President, Chief Investment Officer, and Treasurer

Brent E. Griggs
Senior Vice President, Asset Protection

J. William Hamer, Jr., Ed.D.
Senior Vice President and Chief Human Resources Officer

T. Davis Keyes
Senior Vice President, Information Services

Carolyn King, FSA
Senior Vice President, Life and Annuity

Deborah J. Long, JD
Senior Vice President, Secretary, and General Counsel

Wayne E. Stuenkel, FSA
Senior Vice President and Chief Actuary

Carl S. Thigpen
Senior Vice President, Chief Mortgage and Real Estate Officer

Judy Wilson
Senior Vice President, Stable Value Products

Jerry W. DeFoor, CPA
Vice President and Controller, and Chief Accounting Officer

PRINCIPAL OPERATING SUBSIDIARIES

Protective Life Insurance Company

Empire General Life Assurance Corporation

First Protective Insurance Group, Inc.

Lyndon Insurance Group, Inc. and affiliates

ProEquities, Inc.

Protective Life and Annuity Insurance Company

West Coast Life Insurance Company

Western Diversified Services, Inc. and affiliates

Financial index

Financial summary

Year Ended December 31 *(dollars in thousands except per share amounts)*	2002	2001	2000
Income statement data			
Premiums and policy fees	$ 1,543,350	$ 1,389,820	$ 1,175,898
Reinsurance ceded	(760,218)	(771,151)	(686,108)
Net of reinsurance ceded	783,132	618,669	489,790
Net investment income	1,031,204	884,041	730,149
Realized investment gains (losses)	6,146	(20,171)	(7,043)
Other income	100,196	120,647	151,833
Total revenues	1,920,678	1,603,186	1,364,729
Benefits and expenses	1,653,475	1,393,590	1,153,054
Income before income tax	267,203	209,596	211,675
Income tax expense	88,444	68,538	74,321
Net income from continuing operations[1]	178,759	141,058	137,354
Discontinued operations[2]		(30,522)	16,122
Extraordinary loss[3]	(1,404)		
Change in accounting principle[4]		(7,593)	
Net income	$ 177,355	$ 102,943	$ 153,476
Balance sheet data			
Total assets	$ 21,953,004	$ 19,718,824	$ 15,145,633
Debt	$ 406,110	$ 376,211	$ 306,125
Guaranteed Preferred Beneficial Interests[5]	$ 215,000	$ 175,000	$ 190,000
Share-owners' equity	$ 1,720,702	$ 1,400,144	$ 1,114,058
Share-owners' equity excluding accumulated other comprehensive income[6]	$ 1,484,788	$ 1,345,816	$ 1,165,431
Per share data[7]			
Operating income from continuing operations[8] – diluted	$ 2.50	$ 2.21	$ 2.15
Net income from continuing operations[1] – diluted	$ 2.54	$ 2.01	$ 2.08
Net income – diluted	$ 2.52	$ 1.47	$ 2.32
Average shares outstanding – diluted	70,462,797	69,950,173	66,281,128
Cash dividends	$ .59	$ .55	$ .51
Market price of common stock at December 31	$ 27.52	$ 28.93	$ 32.25
Share-owners' equity	$ 25.06	$ 20.42	$ 17.26
Share-owners' equity excluding accumulated other comprehensive income	$ 21.62	$ 19.63	$ 18.05
Common shares outstanding at December 31	68,675,894	68,555,172	64,557,567
Operating return on average equity[8,9]	12.4%	13.1%	14.6%
Return on average equity	12.5%	7.9%	14.2%

1 Net income excluding income from discontinued operations, extraordinary loss, and change in accounting principle.
2 Income from discontinued operations in 2001 includes loss from sale of discontinued operations and loss from discontinued operations, net of income tax.
3 Due to early extinguishments of debt, net of income tax.
4 2001 relates to SFAS No. 133; 1992 relates to SFAS No. 109.
5 Monthly Income Preferred Securities (MIPS℠), Trust Originated Preferred Securities (TOPrS℠), and FELINE PRIDES℠.
6 "Share-owners' equity excluding accumulated other comprehensive income" is a non-GAAP measure. "Share-owners' equity" is a GAAP measure to which "Share-owners' equity excluding accumulated other comprehensive income" may be compared.
7 Prior periods have been restated to reflect a two-for-one stock split on June 1, 1995 and April 1, 1998.
8 "Operating income from continuing operations" is a non-GAAP measure consisting of net income excluding realized investment gains and losses and related amortization, income (loss) from discontinued operations, extraordinary loss, and change in accounting principle. "Net income from continuing operations" is a GAAP measure to which "operating income from continuing operations" may be compared. In 1993, also excludes one-time income tax expense.
9 Includes operating income related to certain discontinued operations.

1999	1998	1997	1996	1995	1994	1993	1992
$ 861,027	$ 790,584	$ 592,959	$ 517,711	$ 517,487	$ 426,542	$ 362,490	$ 305,372
(462,297)	(378,397)	(227,623)	(177,265)	(207,339)	(116,400)	(83,773)	(71,121)
398,730	412,187	365,336	340,446	310,148	310,142	278,717	234,251
667,968	629,045	583,193	510,154	469,275	410,561	354,955	277,335
(1,057)	3,121	830	5,510	1,612	6,298	5,054	(14)
89,680	60,022	31,506	18,666	9,316	18,717	18,821	14,662
1,155,321	1,104,375	980,865	874,776	790,351	745,718	657,547	526,234
951,932	922,404	832,325	748,647	680,209	648,583	577,728	471,281
203,389	181,971	148,540	126,129	110,142	97,135	79,819	54,953
71,941	63,309	49,702	42,412	37,104	30,813	26,647	15,643
131,448	118,662	98,838	83,717	73,038	66,322	53,172	39,310
21,642	12,119	13,155	5,295	3,627	4,079	3,378	3,163
(1,763)							
							(1,053)
$ 151,327	$ 130,781	$ 111,993	$ 89,012	$ 76,665	$ 70,401	$ 56,550	$ 41,420
$ 12,994,164	$ 11,989,495	$ 10,511,635	$ 8,263,205	$ 7,231,257	$ 6,130,284	$ 5,316,005	$ 4,006,667
$ 236,023	$ 172,035	$ 120,000	$ 181,000	$ 115,500	$ 98,000	$ 147,118	$ 88,248
$ 190,000	$ 245,000	$ 245,000	$ 55,000	$ 55,000	$ 55,000		
$ 865,223	$ 944,194	$ 758,197	$ 615,316	$ 526,557	$ 270,373	$ 360,733	$ 281,400
$ 1,011,304	$ 889,137	$ 696,470	$ 608,628	$ 468,694	$ 377,905	$ 321,449	$ 278,244
$ 2.01	$ 1.83	$ 1.57	$ 1.36	$ 1.27	$ 1.05	$ .93	$ .71
$ 1.99	$ 1.85	$ 1.57	$ 1.38	$ 1.27	$ 1.20	$ .96	$ .71
$ 2.29	$ 2.04	$ 1.78	$ 1.46	$ 1.33	$ 1.27	$ 1.02	$ .75
66,161,367	64,087,744	62,849,618	60,969,664	57,705,698	55,459,224	55,311,992	55,063,312
$ .47	$ .43	$ .39	$ .35	$ .31	$ .275	$ .2525	$ .225
$ 31.81	$ 39.81	$ 29.88	$ 19.94	$ 15.63	$ 12.16	$ 11.00	$ 7.63
$ 13.41	$ 14.65	$ 12.30	$ 9.99	$ 9.15	$ 4.93	$ 6.59	$ 5.14
$ 15.68	$ 13.80	$ 11.30	$ 9.88	$ 8.14	$ 6.89	$ 5.87	$ 5.08
64,502,092	64,435,017	61,642,284	61,607,212	57,550,236	54,853,036	54,772,976	54,759,192
16.3%	16.6%	17.1%	16.4%	17.7%	18.7%	18.2%	16.2%
15.9%	16.8%	17.2%	16.6%	17.7%	20.1%	18.6%	15.5%

Management's discussion and analysis
of financial condition and results of operations

INTRODUCTION

Protective Life Corporation (the Company) is a holding company whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products. The Company operates five business segments, each having a strategic focus which can be grouped into one of three general categories: life insurance, retirement savings and investment products, and specialty insurance products. The life insurance category includes the Life Marketing and the Acquisitions segments. The retirement savings category includes the Stable Value Products and Annuities segments, and the specialty insurance products category includes the Asset Protection segment. In addition, the Company has another business segment referred to as the Corporate and Other segment.

FORWARD-LOOKING STATEMENTS – CAUTIONARY LANGUAGE

This report reviews the Company's financial condition and results of operations including its liquidity and capital resources. Historical information is presented and discussed. Where appropriate, factors that may affect future financial performance are also identified and discussed. Certain statements made in this report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statement that may predict, forecast, indicate or imply future results, performance or achievements instead of historical facts and may contain words like "believe," "expect," "estimate," "project," "budget," "forecast," "anticipate," "plan," "will," "shall," and other words, phrases, or expressions with similar meaning. Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from the results contained in the forward-looking statements, and the Company cannot give assurances that such statements will prove to be correct. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Please refer to "Known Trends and Uncertainties" and "Other Developments" herein for more information about factors which could affect future results.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies inherently require the use of judgments relating to a variety of assumptions and estimates, in particular expectations of current and future mortality, morbidity, persistency, expenses, and interest rates. Because of the inherent uncertainty when using the assumptions and estimates, the effect of certain accounting policies under different conditions or assumptions could be materially different from those reported in the consolidated financial statements. A discussion of the various critical accounting policies is presented below.

The Company incurs significant costs in connection with acquiring new insurance business. These costs, which vary with and are primarily related to the production of new business and coinsurance of blocks of policies, are deferred. The recovery of such costs is dependent on the future profitability of the related policies. The amount of future profit is dependent principally on investment returns, mortality, morbidity, persistency, and expenses to administer the business and certain economic variables, such as inflation. These factors enter into management's estimates of future profits which generally are used to amortize certain of such costs. Accounting for other intangible assets such as goodwill also requires an estimate of the future profitability of the associated lines of business. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future profits are less than the unamortized deferred amounts.

The Company has a deferred policy acquisition costs asset of approximately $89 million related to its variable annuity product line with an account balance of $1.7 billion at December 31, 2002. The Company monitors the rate of amortization of the deferred policy acquisition costs associated with its variable annuity product line. The methodologies employ varying assumptions about how much and how quickly the stock markets will recover from their current depressed levels. The primary assumptions used to project future profits as part of the analysis include: a long-term equity market growth rate of 8%, reversion to the mean methodology with a reversion to the mean cap rate of 13%, reversion to the mean period of 5 years, and an amortization period of 20 years. A recovery in equity markets, or methodologies and assumptions that anticipate a recovery, results in lower amounts of amortization, and a worsening of equity markets results in higher amounts of amortization.

Establishing an adequate liability for the Company's obligations to its policyholders requires the use of assumptions. Liabilities for future policy benefits on traditional life insurance products require the use of assumptions relative to future investment yields, mortality, persistency and other assumptions based on the Company's historical experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation.

The Company also establishes liabilities for guaranteed minimum death benefits (GMDB) on its variable annuity products. The methods used to estimate the liabilities employs assumptions about mortality and the performance of equity markets. The Company assumes mortality of 60% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table to reflect improvements in mortality since the table was derived and other factors. Future declines in the equity market would increase the Company's GMDB liability. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. The Company's GMDB at December 31, 2002, are subject to a dollar-for-dollar reduction upon withdrawal of related annuity deposits.

Determining whether a decline in the current fair value of invested assets is an other-than-temporary decline in value can involve a variety of assumptions and estimates, particularly for investments that are not actively traded in established markets. For example, assessing the value of certain investments requires the Company to perform an analysis of expected future cash flows or rates of prepayments. Other investments, such as collateralized mortgage or bond obligations, represent selected tranches of a structured transaction, supported overall by underlying investments in a wide variety of issuers. The Company's specific accounting policies related to its invested assets are discussed in the notes to the consolidated financial statements.

The Company utilizes derivative transactions primarily in order to reduce its exposure to interest rate risk as well as currency exchange risk. Assessing the effectiveness of these hedging programs and evaluating the carrying values of the related derivatives often involve a variety of assumptions and estimates. The Company employs a variety of methods for determining the fair value of its derivative instruments. The fair values of interest rate swaps, interest rate swaptions, total return swaps and put or call options are based upon industry standard models which present-value the projected cash flows of the derivatives using current and implied future market conditions.

Determining the Company's obligations to employees under its defined benefit pension plan and stock-based compensation plans requires the use of estimates. The calculation of the liability related to the Company's defined benefit pension plan requires assumptions regarding the appropriate weighted average discount rate, estimated rate of increase in the compensation of its employees and the expected long-term rate of return on the plan's assets. Accounting for other stock-based compensation plans may require the use of option pricing models to estimate the Company's obligations. Assumptions used in such models relate to equity market volatility, the risk-free interest rate at the date of grant, as well as the expected exercise date.

The assessment of potential obligations for tax, regulatory, and litigation matters inherently involve a variety of estimates of potential future outcomes. The Company makes such estimates after consultation with its advisors and a review of available facts.

RESULTS OF OPERATIONS

PREMIUMS AND POLICY FEES

The following table sets forth for the periods shown the amount of premiums and policy fees, net of reinsurance (premiums and policy fees), and the percentage change from the prior period:

Year Ended December 31	Amount *(in thousands)*	Percentage Increase (Decrease)
2000	$ 489,790	22.8%
2001	618,669	26.3
2002	783,132	26.6

Premiums and policy fees were $618.7 million for 2001, an increase of $128.9 million or 26.3% from the $489.8 million reported for 2000. Premiums and policy fees in the Life Marketing segment increased $21.2 million due to increased sales. Premiums and policy fees in the Acquisitions segment are expected to decline with time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made. In January 2001, the Acquisitions segment coinsured a block of individual life

Management's discussion and analysis
(continued)

insurance policies from Standard Insurance Company (Standard), and in October 2001, acquired Inter-State Assurance Company (Inter-State) and First Variable Life Insurance Company (First Variable) from Irish Life & Permanent plc. These transactions resulted in an $86.8 million increase in premium and policy fees. Premiums and policy fees from older acquired blocks declined $7.2 million in 2001. The decrease in premiums and policy fees from the Annuities segment was $2.0 million due to a decline in variable annuity management fees caused by the general decline in the equity markets. Premiums and policy fees from the Asset Protection segment increased $29.6 million primarily due to increased sales in its service contracts. Premiums and policy fees relating to various health insurance lines in the Corporate and Other segment increased $0.6 million.

Premiums and policy fees were $783.1 million in 2002, an increase of $164.4 million, or 26.6% from the $618.7 million reported for 2001. During 2002, the Company discovered that it had overpaid the reinsurance premiums due on certain life insurance policies over a period of 10 years. The Company has recorded cash and receivables totaling $69.7 million, and a corresponding increase in premiums and policy fees, which reflects its current estimate of amounts to be recovered. Excluding this increase, premiums and policy fees in the Life Marketing segment increased $29.5 million due to an increase in sales. In June 2002, the Company coinsured a block of insurance policies from Conseco Variable Insurance Company (Conseco). This transaction resulted in an increase in premiums and policy fees of $21.4 million. The acquisition of Inter-State and First Variable resulted in a $38.9 million increase in premium and policy fees. Premiums and policy fees from older acquired blocks decreased $3.7 million. Premiums and policy fees from the Annuities segment declined $2.3 million due to a decline in variable annuity management fees caused by the general decline in the equity markets. Premiums and policy fees related to the Asset Protection segment increased $12.0 million due to continued higher sales in its service contracts and residual value lines. Lower sales in other Asset Protection lines during 2002 were more than offset by a decline in the amount of reinsurance ceded. The decline in reinsurance ceded was primarily due to a change in the form of a credit reinsurance agreement in 2002. Premiums and policy fees relating to various health insurance lines in the Corporate and Other segment decreased $0.9 million.

NET INVESTMENT INCOME

The following table sets forth for the periods shown the amount of net investment income, the percentage change from the prior period, and the percentage earned on average cash and investments:

Year Ended December 31	Amount *(in thousands)*	Percentage Increase	Percentage Earned on Average Cash and Investments
2000	$ 730,149	9.3%	7.6%
2001	884,041	21.1	7.3
2002	1,031,204	16.6	7.0

Net investment income in 2001 increased $153.9 million or 21.1% over 2000, and in 2002 increased $147.2 million or 16.6% over 2001, primarily due to increases in the average amount of invested assets. Invested assets have increased primarily due to acquisitions, receiving stable value and annuity deposits, and the asset growth that results from the sale of various insurance products. The Standard coinsurance transaction and the acquisition of Inter-State and First Variable resulted in an increase in investment income of $66.4 million in 2001. The acquisition of Inter-State and First Variable and the Conseco coinsurance transaction resulted in an increase in investment income of $57.5 million in 2002.

The percentage earned on average cash and investments was 7.3% in 2001 and 7.0% in 2002.

REALIZED INVESTMENT GAINS (LOSSES)

The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs.

The following table sets forth realized investment gains (losses) relating to derivative financial instruments and all other investments for the periods shown:

Year Ended December 31	Derivative Financial Instruments *(in thousands)*	All Other Investments *(in thousands)*
2000	$ 9,013	$ (16,056)
2001	(11,431)	(8,740)
2002	5,236	910

Realized investment gains and losses related to derivative financial instruments primarily represent changes in the fair values of certain derivative financial instruments.

The sales of investments that have occurred generally result from portfolio management decisions to maintain proper matching of assets and liabilities. Realized investment losses in 2001 of $38.4 million were largely offset by realized investment gains of $29.7 million. Realized investment gains related to all other investments in 2002 of $80.1 million were largely offset by realized investment losses of $79.2 million. During 2001 and 2002, the Company recorded other-than-temporary impairments in its investments of $12.6 million and $30.2 million, respectively.

Each quarter the Company reviews investments with material unrealized losses and tests for other-than-temporary impairments. Management analyzes various factors to determine if any specific other than temporary asset impairments exist. Once a determination has been made that a specific other-than-temporary impairment exists, a realized loss is recognized and the cost basis of the impaired asset is adjusted to its fair value. An other-than-temporary impairment loss is recognized based upon all relevant facts and circumstances for each investment. With respect to unrealized losses due to issuer-specific events, the Company considers the creditworthiness and financial performance of the issuer and other available information. With respect to unrealized losses that are not due to issuer-specific events, such as losses due to interest rate fluctuations, general market conditions or industry-related events, the Company considers its intent and ability to hold the investment to allow for a market recovery or to maturity together with an assessment of the likelihood of full recovery. See also "Liquidity and Capital Resources – Investments" included herein.

OTHER INCOME

The following table sets forth other income for the periods shown:

Year Ended December 31	Amount *(in thousands)*
2000	$ 151,833
2001	120,647
2002	100,196

Other income consists primarily of revenues of the Company's broker-dealer subsidiary, direct response businesses, service contract businesses, investment advisory fees from variable insurance products, and revenues of the Company's noninsurance subsidiaries.

In March 2000, the Company completed the sale of its Hong Kong affiliate, resulting in $24.8 million of other income. In 2001, revenues from the Company's direct response businesses decreased $1.9 million and service contract businesses increased $3.3 million. Revenue from the Company's broker-dealer subsidiary decreased $9.1 million in 2001 due to the general downturn in the equity markets. Other income from all other sources increased $1.3 million. In 2002, revenues from the Company's broker-dealer subsidiary increased $1.8 million. Revenues from the Company's direct response businesses decreased $6.7 million due to reduced emphasis on selling other companies' products. Revenues from the service contract businesses decreased $10.0 million due to lower sales caused by general economic conditions. Other income from all other sources decreased $5.5 million.

INCOME BEFORE INCOME TAX

Management evaluates the results of the Company's segments on a before-income-tax basis as adjusted for certain items which management believes are not indicative of the Company's core operations. Segment operating income (loss) excludes net realized investment gains and losses and the related amortization of deferred policy acquisition costs and gains (losses) on derivative instruments because fluctuations in these items are due to changes in interest rates and other financial market factors instead of mortality and morbidity. Also, operating segment income (loss) excludes any net gains or losses on disposals of businesses, discontinued operations, extraordinary items, the cumulative effect of accounting changes, and any other items, that, in each case, are neither normal nor recurring. Although the items excluded from segment operating income (loss) may be significant components in understanding and assessing the Company's overall financial performance, management believes that operating segment income (loss) enhances an investor's understanding of the Company's results of operations by highlighting the income (loss) attributable to the normal, recurring operations of the insurance business (i.e., mortality and morbidity), consistent with industry practice. However, the Company's segment income (loss) measures may not be comparable to similarly titled measures reported by other companies. Segment income (loss) should not be construed as a substitute for net income (loss) determined in accordance with accounting principles generally accepted in the United States of America (GAAP). "Total income from continuing operations before income tax"

Management's discussion and analysis
(continued)

is a GAAP measure to which the non-GAAP measure "total operating income" may be compared. Unlike total operating income, total income before income tax includes net realized investment gains and losses, the related amortization of deferred policy acquisition costs and gains (losses) on derivative instruments.

The table below sets forth operating income or loss and income or loss before income tax by business segment for the periods shown:

Year Ended December 31 Amount *(in thousands)*	2002	2001	2000
Operating Income[1]			
LIFE INSURANCE			
Life Marketing	$ 125,550	$ 89,574	$ 76,597
Acquisitions	95,097	68,040	52,762
RETIREMENT SAVINGS AND INVESTMENT PRODUCTS			
Stable Value Contracts	42,272	33,150	31,208
Annuities	15,694	16,934	15,171
SPECIALTY INSURANCE PRODUCTS			
Asset Protection	(23,378)	33,960	32,191
Corporate and Other	7,803	(10,895)	11,199
Total operating income	263,038	230,763	219,128
Realized investment gains (losses)			
Stable Value Contracts	(7,061)	7,218	(6,556)
Annuities	2,277	1,139	410
Unallocated	10,930	(28,528)	(897)
Related amortization of deferred policy acquisition costs			
Annuities	(1,981)	(996)	(410)
Total realized investment gains (losses), net	4,165	(21,167)	(7,453)
Income Before Income Tax			
LIFE INSURANCE			
Life Marketing	125,550	89,574	76,597
Acquisitions	95,097	68,040	52,762
RETIREMENT SAVINGS AND INVESTMENT PRODUCTS			
Stable Value Contracts	35,211	40,368	24,652
Annuities	15,990	17,077	15,171
SPECIALTY INSURANCE PRODUCTS			
Asset Protection	(23,378)	33,960	32,191
Corporate and Other	7,803	(10,895)	11,199
Unallocated realized investment gains (losses)	10,930	(28,528)	(897)
Total income from continuing operations before income tax	$ 267,203	$ 209,596	$ 211,675

1 Income (loss) from continuing operations before income tax excluding realized investment gains and losses and related amortization of deferred policy acquisition costs.

The Life Marketing segment's 2001 pretax operating income was $89.6 million, $13.0 million above 2000. This increase is primarily due to growth in sales. The segment's 2002 pretax operating income was $125.6 million, $36.0 million above 2001. An increase of $7.2 million is attributable to favorable mortality experience. An increase of $21.6 million can be attributed to growth through sales.

In the second quarter of 2002, the Company discovered that it had overpaid the reinsurance premiums due on certain life insurance policies, and indicated that it would be seeking recovery of approximately $94.6 million from several reinsurance companies.

The Company continues to make progress toward recovery of the overpayments. Approximately $36.6 million had been received as of February 28, 2003. The Company is continuing to work with the reinsurers in an effort to collect the entire overpayment, plus interest where appropriate. With respect to one reinsurer, arbitration proceedings are currently pending. At December, 31, 2002, the Company had recorded cash and receivables totaling $69.7 million, which reflects the amounts received and the Company's current estimate of amounts to be recovered in the future, based upon the information available.

The corresponding increase in premiums and policy fees resulted in $62.5 million of additional amortization of deferred policy acquisition costs in 2002. The amortization of deferred policy acquisition costs takes into account the amortization relating to the increase in premiums and policy fees as well as the additional amortization required should the remainder of the overpayment not be collected. The Life Marketing segment's pretax operating income thereby increased $7.2 million (in addition to the increase noted above), which is the difference between the premiums recorded and the amount of such additional amortization.

Because the overpayments were made over a period of 10 years beginning in 1992, and had the effect of reducing the amortization of deferred policy acquisition costs during that period, the Company believes that no prior period results were materially understated and that no operating trends were materially affected as a result.

The recorded amounts that reflect overpayments to be recovered in the future are estimates. Therefore, new information relating to the recovery of such amounts could result in the Company increasing (decreasing) its estimates of the amounts to be recovered, or the Company could receive more (less) than the recorded amounts, which, in either event, could result in an additional positive (negative) effect on future income.

In the ordinary course of business, the Acquisitions segment regularly considers acquisitions of blocks of policies or smaller insurance companies. Policies acquired through the segment are usually administered as "closed" blocks; i.e., no new policies are being marketed. Therefore, earnings from the Acquisitions segment are normally expected to decline over time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made.

In 2001, the Acquisition segment's pretax operating income was $68.0 million, $15.3 million above 2000. The Standard coinsurance transaction and the acquisition of Inter-State and First Variable resulted in a $15.9 million increase in earnings. Earnings on older acquired blocks of policies declined $0.6 million. In 2002, the segment's pretax operating income was $95.1 million, $27.1 million above 2001. The Conseco and Standard coinsurance transactions and the acquisition of Inter-State and First Variable resulted in a $24.7 million increase in earnings in 2002. Earnings on older acquired blocks of policies increased $2.4 million.

The Stable Value Contracts segment had 2001 pretax operating income of $33.2 million, $2.0 million above 2000. This increase is primarily due to an increase in average account balances of $523 million. Operating spreads in 2001 were 10 basis points lower than 2000 due to lower investment income. Realized investment losses associated with this segment in 2000 were $6.6 million as compared to gains of $7.2 million in 2001. As a result, income before income tax was $24.7 million in 2000 and $40.4 million in 2001. The Stable Value Contracts segment's 2002 pretax operating income was $42.3 million, $9.1 million above 2001. This increase is due primarily to higher account balances and operating spreads. Average account balances were $3.9 billion in 2002 as compared to $3.5 billion in 2001. Operating spreads averaged 107 basis points in 2002 compared to an average of 90 basis points in 2001. Realized investment gains associated with this segment in 2001 were $7.2 million as compared to losses of $7.1 million in 2002. As a result, total income before income tax was $40.4 million in 2001 and $35.2 million in 2002.

The Annuities segment's 2001 pretax operating income was $16.9 million, $1.7 million above 2000. The 2001 results include a tax benefit of approximately $3.0 million related to

Management's discussion and analysis
(continued)

the segment's variable annuities which was partially offset by an increase in reserves related to minimum death benefit guarantees of $0.7 million. The segment's pretax operating income for 2002 was $15.7 million as compared to $16.9 million in 2001. Fixed annuity earnings increased $1.2 million due to higher account balances. This increase was more than offset by a decline in variable annuity earnings of $2.4 million due to the general decline in the equity markets. The segment had $0.1 million realized investment gains (net of related amortization of deferred policy acquisition costs) in 2001 and a $0.3 million gain in 2002. As a result, total pretax income was $17.1 million in 2001 and $16.0 million in 2002. The Annuities segment's future results may be negatively affected by a slow economy. Volatile equity markets could negatively affect sales of variable annuities and the fees the segment assesses on variable annuity contracts. Lower interest rates could negatively affect sales of fixed annuities. In this segment, equity market volatility may create uncertainty regarding the level of future profitability in the variable annuity business and the related rate of amortization of deferred policy acquisition cost.

The Company offers a guaranteed minimum death benefit feature (GMDB) on its variable annuity products. The Company's accounting policy has been to calculate its total exposure to GMDB, and then apply a mortality factor to determine the amount of claims that could be expected to occur in the coming twelve months. The Company then accrues to that amount over four quarters. At December 31, 2002, the total GMDB reserve was $5.6 million, an increase of $1.6 million from December 31, 2001. At December 31, 2002, the total guaranteed amount payable under the GMDB feature based on variable annuity account balances at December 31, 2002, was $539.0 million, compared to $295.0 million at December 31, 2001. Based on variable annuity account balances as of January 31, 2003, the total guaranteed dollar amount payable under the GMDB feature was approximately $561.0 million.

In accordance with statutory accounting practices prescribed or permitted by regulatory authorities (which require the assumption that equity markets will significantly worsen), the Company's insurance subsidiaries reported GMDB related policy liabilities and accruals of $24.7 million at December 31, 2002.

The Asset Protection segment's core lines of business are credit insurance and vehicle and marine service contracts. The results of the Asset Protection segment are being significantly affected by general economic conditions and conditions in the automobile industry. The segment's claims and corresponding loss ratios have increased in the current economic environment. In addition, the segment is exiting certain ancillary lines of business, which are not core to either the credit insurance or service contract businesses.

In view of the negative trends recently experienced in this segment, the Company performed claims experience studies in 2002 and other analyses and determined that it should increase its estimates of policy liabilities and accruals and write off certain deferred policy acquisition costs and receivables which resulted in a pretax charge of $30.9 million in 2002. Examples of the negative trends affecting the segment are lower used vehicle prices resulting from new vehicle sales incentives and an increase in service contract claims. Claims experience studies are necessarily complex and involve analyzing and interpreting large quantities of data to deduce whether the trends appear to be temporary and likely to reverse, or not. Any adverse development in the trends of used vehicle prices or in service contract claims could have a material adverse effect on the Company.

The Asset Protection segment's 2001 pretax operating income was $34.0 million, $1.8 million above 2000. Higher loss ratios in the segment's ancillary lines reduced income by $6.5 million in 2001. This decline was offset by a change in estimate of $6.7 million with respect to reserves in certain credit lines. The segment's 2001 results also include income of approximately $2.0 million from the sale of a small insurance subsidiary's charter. All other items reduced 2001 operating income by $0.4 million.

The Asset Protection segment had a pretax operating loss of $23.4 million in 2002, $57.4 million lower than 2001. The decrease included the $30.9 million charge discussed above. The segment also experienced lower service contract administration fees of $2.8 million and lower earned credit premium that reduced income $5.8 million. Higher loss ratios in the vehicle service contract line lowered earnings $2.8 million. Also, higher loss ratios in the segment's ancillary lines led to higher losses of $6.1 million in 2002. Included in the segment's pretax loss for 2002 was $2.7 million of income-related to the sale of the inactive charter of a small subsidiary compared to $2.0 million for a charter sale in 2001. In addition, the 2001 reserve estimate change did not recur in 2002. All other items decreased 2002 operating income by $3.0 million.

The Corporate and Other segment consists primarily of net investment income on unallocated capital, interest expense on substantially all debt, several lines of business that the Company is not actively marketing (mostly health insurance), earnings from various investment-related transactions, and the operations of several small subsidiaries. In 2001, the segment had pretax operating losses of $10.9 million compared to operating income of $11.2 million in 2000. Excluding the sale of the Company's Hong Kong affiliate in 2000, the Corporate and Other business segment had a 2001 pretax operating loss of $10.9 million compared to a loss of $13.6 million in 2000. The improvement in operating results primarily relates to $1.3 million less interest expense and $1.4 million lower corporate expenses. In 2002, the segment had pretax operating income of $7.8 million, $18.7 million higher than 2001. The increase primarily relates to $7.1 million less interest expense, $0.6 million lower corporate expenses and a $15.3 million increase in investment income allocated to the segment, which was partially offset by $4.3 million less income from the cancer line of business.

INCOME TAX EXPENSE

The following table sets forth the effective income tax rates relating to continuing operations for the periods shown:

Year Ended December 31	Effective Income Tax Rates
2000	35.1%
2001	32.7
2002	33.1

Management's current estimate of the effective income tax rate for 2003 is approximately 33.9%.

DISCONTINUED OPERATIONS

On December 31, 2001, the Company completed the sale to Fortis, Inc. of substantially all of its Dental Benefits Division (Dental Division) and discontinued certain other remaining Dental Division related operations, primarily other health insurance lines. In 2001, the loss from discontinued operations was $10.0 million (primarily due to the non-performance of reinsurers) and the loss from sale of discontinued operations was $20.5 million, both net of income tax.

EXTRAORDINARY LOSS

On October 25, 2002, the Company caused PLC Capital Trust I, a special purpose finance subsidiary of the Company, to redeem $75 million of 8.25% Trust Originated Preferred Securities it issued in 1997. In a related transaction, the Company redeemed its subordinated debentures which were held by PLC Capital Trust I. The redemption of the subordinated debentures resulted in an extraordinary loss of $1.4 million or $0.02 per share on both a basic and diluted basis. The extraordinary loss was comprised primarily of unamortized deferred debt issue costs, net of an income tax benefit of $0.8 million.

CHANGE IN ACCOUNTING PRINCIPLE

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS No. 133 resulted in a cumulative $7.6 million charge to net income, net of $4.1 million income tax, or $0.11 per share on both a basic and diluted basis.

NET INCOME

The following table sets forth net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle and related per share information for the periods shown:

Year Ended December 31	Amount *(in thousands)*	Per Share Diluted	Percentage Increase/ (Decrease)
2000	$ 137,354	$ 2.08	4.5%
2001	141,058	2.01	(3.4)
2002	178,359	2.54	26.4

Net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle per share – diluted in 2001 of $2.01 reflects improved operating earnings in all segments, partially offset by higher realized investment losses. Net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle per share – diluted in 2002 of $2.54 reflects improved operating earnings in the Life Marketing, Acquisitions, Stable Value Contracts and Corporate and Other segments and higher realized investment gains, which were partially offset by lower operating earnings in the Annuities and Asset Protection segments.

Management's discussion and analysis
(continued)

KNOWN TRENDS AND UNCERTAINTIES

The operating results of companies in the insurance industry have historically been subject to significant fluctuations. The factors which could affect the Company's future results include, but are not limited to, general economic conditions and the known trends and uncertainties which are discussed more fully below. Please also refer to "Other Developments" herein.

- **The Company is exposed to many types of risks that could negatively affect its business.** There are many types of risks that the Company is exposed to in its businesses. For example, the Company is exposed to the risks of natural disasters, malicious and terrorist acts, computer viruses, and other perils that could adversely affect the Company's operations. While the Company has obtained insurance, implemented risk management and contingency plans, and taken preventive measures and other precautions, no predictions of specific scenarios can be made nor can assurance be given that there are not scenarios that could have an adverse effect on the Company. A natural disaster or an outbreak of an easily communicable disease could adversely affect the mortality or morbidity experience of the Company or its reinsurers. Similarly, a computer virus could affect the data processing systems of the Company or its business partners, destroying valuable data or making it difficult to conduct their business. Additionally there are scenarios that could have an adverse effect on general economic conditions, and thus on the Company.
- **The Company operates in a mature, highly competitive industry, which could limit its ability to gain or maintain its position in the industry.** Life and health insurance is a mature industry. In recent years, the industry has experienced little growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Life and health insurance is a highly competitive industry. The Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company, as well as competition from other providers of financial services. Competition could result in, among other things, lower sales or higher lapses of existing products.

  The insurance industry is consolidating, with larger, potentially more efficient organizations emerging from consolidation. Participants in certain of the Company's independent distribution channels are also consolidating into larger organizations. Some mutual insurance companies are converting to stock ownership, which will give them greater access to capital markets. Additionally, commercial banks, insurance companies, and investment banks may now combine, provided certain requirements are satisfied. The ability of banks to increase their securities-related business or to affiliate with insurance companies may materially and adversely affect sales of all of the Company's products by substantially increasing the number and financial strength of potential competitors.

  The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong ratings from rating agencies.
- **A ratings downgrade could adversely affect the Company's ability to compete.** Rating organizations periodically review the financial performance and condition of insurers, including the Company's subsidiaries. A downgrade in the ratings of the Company's subsidiaries could adversely affect the Company's ability to sell its products, retain existing business, and compete for attractive acquisition opportunities.

  Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to the views of the rating organization, general economic conditions and circumstances outside the rated company's control. The Company cannot predict what actions the rating organizations may take, or what actions the Company may be required to take in response to the actions of the rating organizations, which could adversely affect the Company.
- **The Company's policy claims fluctuate from period to period, and actual results could differ from its expectations.** The Company's results may fluctuate from period to period due to fluctuations in policy claims received by the Company. Certain of the Company's businesses may experience higher claims if the economy is growing slowly or in recession, or equity markets decline.

  Mortality, morbidity, and casualty expectations incorporate assumptions about many factors, including for example, how a product is distributed, persistency and lapses, and future progress in the fields of health and medicine. Actual mortality, morbidity, and casualty claims could differ from expectations if actual results differ from those assumptions.

- **The Company's results may be negatively affected should actual experience differ from management's assumptions and estimates.** In the conduct of business, the Company makes certain assumptions regarding the mortality, persistency, expenses and interest rates, or other factors appropriate to the type of business it expects to experience in future periods. These assumptions are also used to estimate the amounts of deferred policy acquisition costs, policy liabilities and accruals, and various other components of the Company's balance sheet. The Company's actual experience, as well as changes in estimates, is used to prepare the Company's statements of income.

  The calculations the Company uses to estimate various components of its balance sheet and statements of income are necessarily complex and involve analyzing and interpreting large quantities of data. The Company currently employs various techniques for such calculations and it from time to time will develop and implement more sophisticated administrative systems and procedures capable of facilitating the calculation of more precise estimates.

  Assumptions and estimates involve judgment, and by their nature are imprecise and subject to changes and revision over time. Accordingly, the Company's results may be affected, positively or negatively, from time to time, by actual results differing from assumptions, by changes in estimates, and by changes resulting from implementing more sophisticated administrative systems and procedures that facilitate the calculation of more precise estimates.

- **The use of reinsurance introduces variability in the Company's statement of income.** The timing of premium payments to, and receipt of expense allowances from, reinsurers may differ from the Company's receipt of customer premium payments and incurrence of expenses. These timing differences introduce variability in certain components of the Company's statements of income, and may also introduce variability in the Company's quarterly results.

- **The Company could be forced to sell investments at a loss to cover policyholder withdrawals.** Many of the products offered by the Company and its insurance subsidiaries allow policyholders and contract holders to withdraw their funds under defined circumstances. The Company and its insurance subsidiaries manage their liabilities and configure their investment portfolios so as to provide and maintain sufficient liquidity to support anticipated withdrawal demands and contract benefits and maturities. While the Company and its life insurance subsidiaries own a significant amount of liquid assets, a certain portion of their assets are relatively illiquid. If the Company or its subsidiaries experience unanticipated withdrawal or surrender activity, the Company or its subsidiaries could exhaust their liquid assets and be forced to liquidate other assets, perhaps on unfavorable terms. If the Company or its subsidiaries are forced to dispose of assets on unfavorable terms, it could have an adverse effect on the Company's financial condition.

- **Interest-rate fluctuations could negatively affect the Company's spread income or otherwise impact its business.** Significant changes in interest rates expose insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the credited interest rates paid on outstanding policies and contracts. Both rising and declining interest rates can negatively affect the Company's spread income. While the Company develops and maintains asset/ liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, no assurance can be given that changes in interest rates will not affect such spreads.

  From time to time, the Company has participated in securities repurchase transactions that have contributed to the Company's investment income. Such transactions involve some degree of risk that the counterparty may fail to perform its obligations to pay amounts owed and the collateral has insufficient value to satisfy the obligation. No assurance can be given that such transactions will continue to be entered into and contribute to the Company's investment income in the future.

  Changes in interest rates may also impact its business in other ways. Lower interest rates may result in lower sales of certain of the Company's insurance and investment products. In addition, certain of the Company's insurance and investment products guarantee a minimum credited interest rate, and the Company could become unable to earn its spread income should interest rates decrease significantly.

  Higher interest rates may create a less favorable environment for the origination of mortgage loans and decrease the investment income the Company receives in the form of prepayment fees, make-whole payments, and mortgage participation income. Higher interest rates may also increase the cost of debt and other obligations having floating rate or rate reset provisions and may result in lower sales of variable products.

Management's discussion and analysis
(continued)

Additionally, the Company's asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve) and relationships between risk-adjusted and risk-free interest rates, market liquidity, and other factors. The effectiveness of the Company's asset/liability management programs and procedures may be negatively affected whenever actual results differ from these assumptions.

In general terms, the Company's results are improved when the yield curve is positively sloped (i.e., when long-term interest rates are higher than short-term interest rates), and will be adversely affected by a flat or negatively sloped curve.

- **Equity market volatility could negatively impact the Company's business.** The amount of policy fees received from variable products is affected by the performance of the equity markets, increasing or decreasing as markets rise or fall. Equity market volatility can also affect the profitability of variable products in other ways.

  The amortization of deferred policy acquisitions costs relating to variable products and the estimated cost of providing guaranteed minimum death benefits incorporate various assumptions about the overall performance of equity markets over certain time periods. The rate of amortization of deferred policy acquisition costs and the estimated cost of providing guaranteed minimum death benefits could increase if equity market performance is worse than assumed.

- **A deficiency in the Company's systems could result in over- or underpayments of amounts owed to or by the Company and/or errors in the Company's critical assumptions or reported financial results.** The business of insurance necessarily involves the collection and dissemination of large amounts of data using systems operated by the Company. Examples of data collected and analyzed include policy information, policy rates, expenses, mortality and morbidity experience. To the extent that data input errors, systems errors, or systems failures are not identified and corrected by the Company's internal controls, the information generated by the systems and used by the Company and/or supplied to business partners, policyholders, and others may be incorrect and may result in an overpayment or underpayment of amounts owed to or by the Company and/or the Company using incorrect assumptions in its business decisions or financial reporting.

  In the second quarter of 2002, the Company discovered that the rates payable on certain life insurance policies were incorrectly entered into its reinsurance administrative system in 1991. As a result, the Company overpaid to several reinsurance companies the reinsurance premiums related to such policies of approximately $94.6 million over a period of 10 years beginning in 1992. Although the recoverability of amounts overpaid cannot be assured, the Company is seeking recovery of the overpayments and has already received refunds from some of the reinsurance companies.

- **Insurance companies are highly regulated.** The Company and its insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with many aspects of the insurance business, which may include premium rates, marketing practices, advertising, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than share owners. From time to time, regulators raise issues during examinations or audits of the Company's subsidiaries that could, if determined adversely, have a material impact on the Company, and the Company cannot predict whether or when regulatory actions may be taken that could adversely affect the Company or its operations.

  The Company and its insurance subsidiaries may be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employee Retirement Income Security Act (ERISA). Severe penalties are imposed for breach of duties under ERISA.

  Certain policies, contracts, and annuities offered by the Company and its insurance subsidiaries are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission. The federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions.

  Other types of regulation that could affect the Company and its subsidiaries include insurance company investment laws and regulations, state statutory accounting practices, state anti-trust laws, minimum solvency requirements, and – because the Company owns and operates real property – state, federal, and local environmental laws. The Company cannot predict what form any future changes in these or other areas of regulation affecting the insurance industry might take or what effect, if any, such proposals might have on the Company if enacted into law.

- **Changes to tax law or interpretations of existing tax law could adversely affect the Company and its ability to compete with non-insurance products or reduce the demand for certain insurance products.** Under the Internal Revenue Code of 1986, as amended (the "Code"), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company's products a competitive advantage over other non-insurance products. To the extent that the Code is revised to reduce the tax-deferred status of life insurance and annuity products or to increase the tax-deferred status of competing products, all life insurance companies, including the Company and its subsidiaries, would be adversely affected with respect to their ability to sell such products, and, depending upon grandfathering provisions, would be affected by the surrenders of existing annuity contracts and life insurance policies. For example, changes in laws or regulations could restrict the ability of some companies to purchase certain corporate or bank-owned life insurance products. Additionally, changes in tax law based on recent proposals to reduce or eliminate federal income tax on corporate dividends and to establish new tax advantaged retirement and life savings plans could, if enacted, reduce the tax advantage of investing in certain life insurance or annuity products. In addition, life insurance products are often used to fund estate tax obligations. Legislation has recently been enacted that would, over time, reduce and eventually eliminate the estate tax. If the estate tax is significantly reduced or eliminated, the demand for certain life insurance products could be adversely affected. Additionally, the Company is subject to the federal corporation income tax. The Company cannot predict what changes to tax law or interpretations of existing tax law could adversely affect the Company.

- **Financial services companies are frequently the targets of litigation, including class action litigation, which could result in substantial judgments.** A number of civil jury verdicts have been returned against insurers, broker-dealers, and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial services companies, in the ordinary course of business is involved in such litigation or, alternatively, arbitration. The Company cannot predict the outcome of any such litigation or arbitration.

- **The Company's ability to maintain low unit costs is dependent upon the level of new sales and persistency of existing business.** The Company's ability to maintain low unit costs is dependent upon the level of new sales and persistency (continuation or renewal) of existing business. A decrease in sales or persistency without a corresponding reduction in expenses may result in higher unit costs.

  Additionally, a decrease in persistency may result in higher or more rapid amortization of deferred policy acquisition costs and thus higher unit costs, and lower reported earnings. Although many of the Company's products contain surrender charges, the charges decrease over time and may not be sufficient to cover the unamortized deferred policy acquisition costs with respect to the insurance policy or annuity contract being surrendered. Some of the Company's products do not contain surrender charge features and such products can be surrendered or exchanged without penalty. A decrease in persistency may also result in higher claims.

- **The Company's investments are subject to market and credit risks.** The Company's invested assets and derivative financial instruments are subject to customary risks of credit defaults and changes in market values. The value of the Company's commercial mortgage loan portfolio depends in part on the financial condition of the tenants occupying the properties which the Company has financed. Factors that may affect the overall default rate on, and market value of, the

Management's discussion and analysis
(continued)

Company's invested assets, derivative financial instruments, and mortgage loans include interest rate levels, financial market performance, and general economic conditions as well as particular circumstances affecting the businesses of individual borrowers and tenants.

- **The Company may not realize its anticipated financial results from its acquisitions strategy.** The Company's acquisitions have increased its earnings in part by allowing the Company to enter new markets and to position itself to realize certain operating efficiencies. There can be no assurance, however, that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, or capital to fund acquisitions will continue to be available to the Company, or that the Company will realize the anticipated financial results from its acquisitions.

  Additionally, in connection with its acquisitions, the Company assumes or otherwise becomes responsible for the obligations of policies and other liabilities of other insurers. Any regulatory, legal, financial, or other adverse development affecting the other insurer could also have an adverse effect on the Company.

- **The Company is dependent on the performance of others.** The Company's results may be affected by the performance of others because the Company has entered into various arrangements involving other parties. For example, most of the Company's products are sold through independent distribution channels, and variable annuity deposits are invested in funds managed by third parties. Additionally, the Company's operations are dependent on various technologies, some of which are provided and/or maintained by other parties.

  Certain of these other parties may act on behalf of the Company or represent the Company in various capacities. Consequently, the Company may be held responsible for obligations that arise from the acts or omissions of these other parties.

  As with all financial services companies, its ability to conduct business is dependent upon consumer confidence in the industry and its products. Actions of competitors and financial difficulties of other companies in the industry could undermine consumer confidence and adversely affect retention of existing business and future sales of the Company's insurance and investment products.

- ***Our reinsurers could fail to meet assumed obligations, increase rates or be subject to adverse developments that could affect the Company.*** The Company and its insurance subsidiaries cede material amounts of insurance and transfer related assets to other insurance companies through reinsurance. The Company may enter into third-party reinsurance arrangements under which the Company will rely on the third party to collect premiums, pay claims, and/or perform customer service functions. However, the Company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it.

  The cost of reinsurance is, in some cases, reflected in the premium rates charged by the Company. Under certain reinsurance agreements, the reinsurer may increase the rate it charges the Company for the reinsurance, though the Company does not anticipate increases to occur. Therefore, if the cost of reinsurance were to increase or if reinsurance were to become unavailable, or if a reinsurer should fail to meet its obligations, the Company could be adversely affected.

  Recently, certain commentators on the insurance industry have speculated that reinsurance might become more costly or less available in the future, which could have a negative effect on the Company's ability to compete.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 revises the standards for accounting for acquired goodwill and other intangible assets. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001.

The Company adopted SFAS No. 142 effective January 1, 2002. The Company performed an impairment test and determined that its goodwill was not impaired at January 1, or October 31, 2002. The following table illustrates adjusted income from continuing operations before cumulative effect of change in accounting principle as if this pronouncement was adopted as of January 1, 2000:

Year Ended December 31 Amount *(in thousands)*	2002	2001	2000
Adjusted net income:			
Income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle	$ 178,759	$ 141,058	$ 137,354
Add back amortization of goodwill, net of income tax		2,311	2,023
Adjusted income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle	178,759	143,369	139,377
Income (loss) from discontinued operations, net of income tax		(9,977)	16,122
Loss from sale of discontinued operations, net of income tax		(20,545)	
Adjusted net income before cumulative effect of change in accounting principle and extraordinary loss	178,759	112,847	155,499
Cumulative effect of change in accounting principle, net of income tax		(7,593)	
Extraordinary loss, net of income tax	(1,404)		
Adjusted net income	$ 177,355	$ 105,254	$ 155,499

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that companies record the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred. The Statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS No. 143 to have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that the same accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, expands the use of discontinued operations accounting to include more types of transactions and changes the timing of when discontinued operation accounting is applied. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material effect on the Company's financial position or results of operations when adopted on January 1, 2002.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, which required companies to treat the extinguishment of debt as an extraordinary item. SFAS No. 145 requires companies to apply APB Opinion 30 when determining the accounting for the extinguishment of debt. The statement also rescinds and amends other statements to make various technical corrections and clarifications. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, and will require the Company to restate previously issued financial statements to reclassify losses related to the early extinguishment of debt from extraordinary losses to operating expenses. As previously discussed under the caption "Extraordinary Loss", the Company reported an extraordinary loss of $1.4 million related to the extinguishment of debt in 2002. Thus the Company's 2002 financial statements will be restated to reflect the requirements of this accounting standard in 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to record a liability for a cost associated with an exit or disposal activity when the liability is incurred. The statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material effect on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS No. 123." SFAS No. 148 amends SFAS No. 123 to offer alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company adopted the fair value based method prescribed by SFAS No. 123 in 1995, therefore SFAS No. 148 will have no effect on the Company's financial position or results of operations.

Management's discussion and analysis (continued)

In November, 2002, the FASB issued FASB Interpretation No. (FIN) 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others." FIN 45 clarifies the requirements of SFAS No. 5 "Accounting for Contingencies" relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect FIN 45 to have a material effect on the Company's financial position or results of operations.

In January, 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. The Company is currently assessing the impact that FIN 46 will have on its financial condition and results of operations. FIN 46 potentially will affect the accounting related to a special purpose vehicle (SPV) whose investments are managed by the Company and a lease arrangement currently accounted for as an operating lease that also involves an SPV. Although the Company does not expect the provisions of FIN 46 to have a material impact on its results of operations, had the provision been effective at December 31, 2002, the Company's reported assets and liabilities would have increased by approximately $489 million.

In July 2002, the American Institute of Certified Public Accountants proposed a new Statement of Position (SOP), "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts." Among other things, the SOP would establish the preferred method for estimating the GMDB-related policy liabilities and accruals. Based on information available at December 31, 2002, the Company believes its adoption of the SOP as proposed would result in an after tax cumulative effect of a change in accounting principle of approximately $5 million.

In May 2002, the Derivatives Implementation group of the FASB exposed for comment issue No. B36, "Bifurcation of Embedded Credit Derivatives" (DIG B36). DIG B36 would require the bifurcation of potential embedded derivatives within modified coinsurance and funds withheld coinsurance arrangements in which the terms require the future payment of a principal amount plus a return based on a specified proportion of the ceding company's return on either its general account assets or a specified block of those assets. The proposed effective date of the implementation guidance in DIG B36 is for the first fiscal quarter beginning after June 15, 2003 and would be applied on a prospective basis. The Company is currently evaluating the impact of this pronouncement on its financial statements but does not anticipate a material impact on its financial condition or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations usually produce a positive cash flow. This cash flow is used to fund an investment portfolio to finance future benefit payments. Since future benefit payments largely represent medium- and long-term obligations reserved using certain assumed interest rates, the Company's investments are predominantly in medium- and long-term, fixed-rate investments such as bonds and mortgage loans.

INVESTMENTS

The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. However, the Company may sell any of its investments to maintain proper matching of assets and liabilities. Accordingly, the Company has classified its fixed maturities and certain other securities as "available for sale."

The Company's investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 2002, the Company's fixed maturity investments (bonds and redeemable preferred stocks) had a market value of $11.7 billion, which is 3.9% above amortized cost of $11.2 billion. The Company had $2.5 billion in mortgage loans at December 31, 2002. While the Company's mortgage loans do not have quoted market values, at December 31, 2002, the Company estimates the market value of its mortgage loans to be $2.8 billion (using discounted cash flows from the next call date), which is 12.2% above amortized cost. Most of the Company's mortgage loans have significant prepayment fees. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations are not expected to adversely affect liquidity.

At December 31, 2001, the Company's fixed maturity investments had a market value of $9.8 billion, which was 1.0%

above amortized cost of $9.7 billion. The Company estimated the market value of its mortgage loans to be $2.7 billion at December 31, 2001, which was 6.3% above amortized cost of $2.5 billion.

The following table sets forth the estimated market values of the Company's fixed maturity investments and mortgage loans resulting from a hypothetical immediate 1 percentage point increase in interest rates from levels prevailing at December 31, and the percent change in market value the following estimated market values would represent.

At December 31	Amount (in millions)	Percent Change
2001		
Fixed maturities	$ 9,395.4	(4.5)%
Mortgage loans	2,550.9	(4.5)
2002		
Fixed maturities	$11,092.5	(4.9)%
Mortgage loans	2,690.5	(4.8)

Estimated market values were derived from the durations of the Company's fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of the Company's fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

During 2002, the Company recorded pretax other than temporary impairments in its investments of $30.2 million.

The Company's management considers a number of factors when determining the impairment status of individual securities. These include the economic condition of various industry segments and geographic locations and other areas of identified risks. Although it is possible for the impairment of one investment to affect other investments, the Company engages in ongoing risk management to safeguard against and limit any further risk to its investment portfolio. Special attention is given to correlative risks within specific industries, related parties and business markets.

Once management has determined that a particular investment has suffered an other-than-temporary impairment, the asset is written down to its estimated fair value. The Company generally considers a number of factors in determining whether the impairment is other than temporary. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) the intent and ability of the Company to hold the investment until recovery, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position and continued viability of the issuer are significant measures.

The Company generally considers a number of factors relating to the issuer in determining the financial strength, liquidity, and recoverability of an issuer. These include but are not limited to: available collateral, tangible and intangible assets that might be available to repay debt, operating cash flows, financial ratios, access to capital markets, quality of management, market position, exposure to litigation or product warranties, and the effect of general economic conditions on the issuer.

There are certain risks and uncertainties associated with determining whether declines in market values are other than temporary. These include significant changes in general economic conditions and business markets, trends in certain industry segments, interest rate fluctuations, rating agency actions, changes in significant accounting estimates and assumptions, commission of fraud and legislative actions. The Company continuously monitors these factors as they relate to the investment portfolio in determining the status of each investment. Provided below are additional facts concerning the potential effect upon the Company's earnings should circumstances lead management to conclude that some of the current declines in market value are other than temporary.

Market values for private, non-traded securities are determined as follows: 1) the Company obtains estimates from independent pricing services or 2) the Company estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics. The market value of private, non-traded securities was $1,968.1 million at December 31, 2002, representing 12.7% of the Company's total invested assets.

The majority of unrealized losses can be attributed to interest rate fluctuations and are, therefore, deemed temporary. As indicated above, when the Company's investment management deems an investment's market value decline as other

Management's discussion and analysis
(continued)

than temporary, it is written down to estimated market value. In all cases, management will continue to carefully review and monitor each security.

The information presented below relates to investments at a certain point in time and is not necessarily indicative of the status of the portfolio at any time after December 31, 2002, the balance sheet date. Furthermore, since the timing of recognizing realized gains and losses is largely based on management's decisions as to the timing and selection of investments to be sold, the tables and information provided below should be considered within the context of the overall unrealized gain (loss) position of the portfolio. At December 31, 2002, the Company had an overall net unrealized gain of $440.4 million.

For traded and private fixed maturity and equity securities held by the Company that are in an unrealized loss position at December 31, 2002, the estimated market value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

(dollars in thousands)	Estimated Market Value	% Fair Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
<= 90 days	$ 573,124	41.6%	$ 623,675	39.9%	$ (50,551)	27.7%
>90 days but <= 180 days	296,957	21.5	329,360	21.1	(32,403)	17.7
>180 days but <= 270 days	40,969	3.0	48,783	3.1	(7,814)	4.3
>270 days but <= 1 year	83,198	6.0	94,580	6.1	(11,382)	6.2
>1 year	384,765	27.9	465,460	29.8	(80,695)	44.1
Totals	$1,379,013	100.0%	$1,561,858	100.0%	$(182,845)	100.0%

The Company has no material concentrations of issuers or guarantors of fixed maturity securities. The industry segment composition of all securities in an unrealized loss position held by the Company at December 31, 2002, is presented in the following table.

(dollars in thousands)	Estimated Market Value	% Fair Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
Agency mortgages	$ 52	0.0%	$ 52	0.0%	$ (0)	0.0%
Banks	83,966	6.1	87,184	5.6	(3,218)	1.8
Basic industrial	121,092	8.8	139,032	8.9	(17,940)	9.8
Brokerage	2,717	0.2	2,723	0.2	(6)	0.0
Capital goods	60,242	4.4	68,815	4.4	(8,573)	4.7
Communications	49,424	3.6	56,073	3.6	(6,649)	3.6
Consumer-cyclical	60,544	4.4	67,191	4.3	(6,647)	3.6
Consumer-noncyclical	23,517	1.7	28,924	1.9	(5,407)	3.0
Electric	244,549	17.7	304,561	19.4	(60,012)	32.8
Energy	73,715	5.3	75,197	4.8	(1,482)	0.8
Finance companies	47,393	3.4	48,972	3.1	(1,579)	0.9
Insurance	43,520	3.2	46,869	3.0	(3,349)	1.8
Municipal agencies	2,058	0.1	2,077	0.1	(19)	0.0
Municipal mortgages	43,076	3.1	43,452	2.8	(376)	0.2
Natural gas	133,710	9.7	153,937	9.9	(20,227)	11.1
Other finance	140,785	10.2	153,095	9.8	(12,310)	6.7
Other industrial	4,884	0.4	4,970	0.3	(86)	0.0
Other mortgage banks	135,840	9.9	153,861	9.9	(18,021)	9.9
Other utility	21	0.0	44	0.0	(23)	0.0
Technology	42,616	3.1	43,265	2.8	(649)	0.4
Transportation	65,292	4.7	78,673	5.0	(13,381)	7.3
U.S. Government	0	0.0	2,891	0.2	(2,891)	1.6
Total	$ 1,379,013	100.0%	$1,561,858	100.0%	$(182,845)	100.0%

At December 31, 2002, 64.1% of total securities in an unrealized loss position were rated as investment grade. The Company generally purchases its investments with the intent to hold to maturity, therefore, the Company does not consider this an other-than-temporary impairment. Securities in an unrealized loss position that were rated as below investment grade represented 35.9% of the total market value and 58.3% of the total unrealized loss. The range of maturity dates for these securities varies, with 26.0% maturing in less than 5 years, 16.3% maturing between 5 and 10 years, and 57.7% maturing after 10 years. Other than temporary impairments are generally taken when an investment meets certain previously discussed conditions.

During the year ended December 31, 2002, the Company sold securities in an unrealized loss position at December 31, 2001 with a market value of $1,433.7 million resulting in a realized loss of $12.6 million. As discussed above, the Company's management considers several factors when determining other than temporary impairments. Although the Company generally intends to hold securities until maturity, the Company may change its position as a result of a change in circumstances. Any such decision is consistent with the Company's classification of its investment portfolio as available for sale. For such securities sold during the year ended December 31, 2002, the proceeds, realized loss and total time period that the security had been in an unrealized loss position are presented in the table below.

(dollars in thousands)	Proceeds	% Proceeds	Realized Loss	% Realized Loss
<= 90 days	$ 53,858	3.8%	$ 2,958	23.5%
>90 days but <= 180 days	221,250	15.4	1,768	14.1
>180 days but <= 270 days	80,206	5.6	1,158	9.2
>270 days but <= 1 year	1,046,967	73.0	3,065	24.4
> 1 year	31,379	2.2	3,615	28.8
Totals	$1,433,660	100.0%	$ 12,564	100.0%

For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2002, approximately $475.5 million of the Company's mortgage loans have this participation feature.

At December 31, 2002, delinquent mortgage loans and foreclosed properties were 0.1% of invested assets. Bonds rated less than investment grade were 5.6% of invested assets. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities.

Policy loans at December 31, 2002, were $543.2 million, an increase of $21.3 million from December 31, 2001. The Conseco coinsurance arrangement resulted in an increase in policy loans of $47.0 million. Policy loan rates are generally in the 4.5% to 8.0% range. Such rates at least equal the assumed interest rates used for future policy benefits.

In the ordinary course of its commercial mortgage lending operations, the Company will commit to provide a mortgage loan before the property to be mortgaged has been built or acquired. The mortgage loan commitment is a contractual obligation to fund a mortgage loan when called upon by the borrower. The commitment is not recognized in the Company's financial statements until the commitment is actually funded. The mortgage loan commitment contains terms, including the rate of interest which may be less than prevailing interest rates.

At December 31, 2002, the Company had outstanding mortgage loan commitments of $455.7 million with an estimated fair value of $494.1 million (using discounted cash flows from the first call date). At December 31, 2001, the Company had outstanding commitments of $406.3 million with an estimated fair value of $429.3 million. The following table sets forth the estimated fair value of the Company's mortgage loan commitments resulting from a hypothetical immediate 1 percentage point increase in interest rate levels prevailing at December 31, and the percent change in fair value the following estimated fair values would represent.

At December 31	Amount (in millions)	Percent Change
2001	$ 410.8	(4.3)%
2002	468.4	(5.2)

Management's discussion and analysis
(continued)

The estimated fair values were derived from the durations of the Company's outstanding mortgage loan commitments. While these estimated fair values generally provide an indication of how sensitive the fair value of the Company's outstanding commitments are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

LIABILITIES

Many of the Company's products contain surrender charges and other features that reward persistency and penalize the early withdrawal of funds. Certain stable value and annuity contracts have market-value adjustments that protect the Company against investment losses if interest rates are higher at the time of surrender than at the time of issue.

At December 31, 2002, the Company had policy liabilities and accruals of $9.1 billion. The Company's life insurance products have a weighted average minimum credited interest rate of approximately 4.5%.

At December 31, 2002, the Company had $4.0 billion of stable value account balances with an estimated fair value of $4.1 billion (using discounted cash flows), and $3.7 billion of annuity account balances with an estimated fair value of $3.8 billion (using surrender values).

At December 31, 2001, the Company had $3.7 billion of stable value account balances with an estimated fair value of $3.8 billion, and $3.2 billion of annuity account balances with an estimated fair value of $3.2 billion.

The following table sets forth the estimated fair values of the Company's stable value and annuity account balances resulting from a hypothetical immediate 1 percentage point decrease in interest rates from levels prevailing at December 31 and the percent change in fair value the following estimated fair values would represent.

At December 31	Amount (in millions)	Percent Change
2001		
Stable value account balances	$ 3,887.0	1.7%
Annuity account balances	3,308.6	4.5
2002		
Stable value account balances	$ 4,198.4	1.8%
Annuity account balances	3,966.6	4.5

Estimated fair values were derived from the durations of the Company's stable value and annuity account balances. While these estimated fair values generally provide an indication of how sensitive the fair values of the Company's stable value and annuity account balances are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

Approximately 20% of the Company's liabilities relate to products (primarily whole life insurance), the profitability of which could be affected by changes in interest rates. The effect of such changes in any one year is not expected to be material.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses a risk management strategy that incorporates the use of derivative financial instruments, primarily to reduce its exposure to interest rate risk as well as currency exchange risk.

Combinations of interest rate swap contracts, options and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments and mortgage-backed securities. Interest rate swap contracts generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date. Interest rate futures generally involve exchange traded contracts to buy or sell treasury bonds and notes in the future at specified prices. Interest rate options represent contracts that allow the holder of the option to receive cash or purchase, sell or enter into a financial instrument at a specified price within a specified period of time. The Company used interest rate swap contracts, swaptions (options to enter into interest rate swap contracts), caps, and floors to modify the interest characteristics of certain investments, its Senior Notes, Medium-Term Notes, and TOPrS. Swap contracts are also used to alter the effective durations of assets and liabilities. The Company uses foreign currency swaps to reduce its exposure to currency exchange risk on certain stable value contracts denominated in foreign currencies, primarily the European euro and the British pound.

Derivative instruments expose the Company to credit and market risk. The Company minimizes its credit risk by entering into transactions with highly rated counterparties. The Company manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken.

The Company monitors its use of derivatives in connection with its overall asset/liability management programs and procedures. The Company's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the Company's overall interest rate and currency exchange risk management strategies.

In September 2000, the Company entered into a transaction to facilitate the Company's possible entry into the institutional money management business involving a total return swap with respect to $400 million – of a portfolio of approximately $413 million of investments held by an unrelated special purpose vehicle – that are managed by the Company. The Company, in effect, has retained the investment risk with respect to the $400 million. The swap is recorded on the Company's balance sheet at fair value.

At December 31, 2002, contracts with a notional amount of $7.1 billion were in a $89.9 million net gain position. At December 31, 2001, contracts with a notional amount of $5.5 billion were in a $23.8 million net loss position. The Company recognized $5.2 million of realized investment gains and $11.4 million of realized investment losses related to derivative financial instruments in 2002 and 2001, respectively.

The following table sets forth the December 31 notional amount and fair value of the Company's interest rate risk related derivative financial instruments, and the estimated gains and losses resulting from a hypothetical immediate plus and minus one percentage point change in interest rates from levels prevailing at December 31.

(in millions)	Notional Amount	Fair Value At December 31	Gain (Loss) Resulting From an Immediate +/-1 Point Change in Interest Rates +1%	-1%
2001				
Options				
Puts	$ 775.0	$ 0.1	$ 1.3	$ 0.0
Calls	1,400.0	0.3	0.0	5.4
Futures	100.0	1.1	6.9	(6.4)
Fixed to floating				
Swaps	1,654.3	0.6	(49.7)	15.1
Swaptions	35.0	0.0	0.0	0.0
Caps	175.0	0.0	0.0	0.0
Floating to fixed				
Swaps	460.0	(12.8)	(4.5)	(20.4)
Caps	300.0	0.0	0.0	0.0
Floors	300.0	(1.9)	(2.7)	(1.1)
	$ 5,199.3	$ (12.6)	$ (48.7)	$ (7.4)
2002				
Options				
Puts	$ 4,000.0	$ 1.2	$ 2.5	$ 0.0
Futures	570.0	(11.9)	8.3	(30.9)
Fixed to floating				
Swaps	1,550.5	44.2	12.1	77.8
Swaptions	25.0	(0.1)	(1.6)	0.3
Floating to fixed				
Swaps	385.0	(19.0)	(13.5)	(24.6)
	$ 6,530.5	$ 14.4	$ 7.8	$ 22.6

The Company is also subject to foreign exchange risk arising from stable value contracts denominated in foreign currencies and related foreign currency swaps. At December 31, 2002, stable value contracts of $539.2 million had a foreign exchange loss of approximately $86.5 million and the related foreign currency swaps had a net unrealized gain of approximately $78.4 million. At December 31, 2001, stable value contracts of $275.8 million had a foreign exchange gain of approximately $7.2 million and the related foreign currency swaps had a net unrealized loss of approximately $9.3 million.

The following table sets forth the notional amount and fair value of the funding agreements and related foreign currency swaps at December 31, and the estimated gains and losses resulting from a hypothetical 10% change in quoted foreign currency exchange rates from levels prevailing at December 31.

Management's discussion and analysis
(continued)

(in millions)		Notional Amount		Fair Value at December 31		Gain (Loss) Resulting From An Immediate +/-10% Change in Foreign Currency Exchange Rates +10%		-10%
2001								
Stable Value Contracts	$	275.8	$	7.2	$	(19.6)	$	34.1
Foreign Currency Swaps		275.8		(9.3)		19.2		(37.8)
	$	551.6	$	(2.1)	$	(0.4)	$	(3.7)
2002								
Stable Value Contracts	$	539.2	$	(86.5)	$	(149.1)	$	(24.0)
Foreign Currency Swaps		539.2		78.4		124.5		32.3
	$	1,078.4	$	(8.1)	$	(24.6)	$	8.3

Estimated gains and losses were derived using pricing models specific to derivative financial instruments. While these estimated gains and losses generally provide an indication of how sensitive the Company's derivative financial instruments are to changes in interest rates and foreign currency exchange rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

The Company is exploring other uses of derivative financial instruments.

ASSET/LIABILITY MANAGEMENT

The Company's asset/liability management programs and procedures involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to yield, risk, and cash flow characteristics. It is the Company's policy to generally maintain asset and liability durations within one-half year of one another, although, from time to time, a broader interval may be allowed.

The Company believes its asset/liability management programs and procedures and certain product features provide protection for the Company against the effects of changes in interest rates under various scenarios. Additionally, the Company believes its asset/liability management programs and procedures provide sufficient liquidity to enable it to fulfill its obligation to pay benefits under its various insurance and deposit contracts. However, the Company's asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve), relationships between risk-adjusted and risk-free interest rates, market liquidity and other factors, and the effectiveness of the Company's asset/liability management programs and procedures may be negatively affected whenever actual results differ from those assumptions.

Cash outflows related to stable value contracts (primarily maturing contracts, scheduled interest payments, and expected withdrawals) were approximately $1,047.0 million during 2002. Cash outflows related to stable value contracts are estimated to be approximately $1,091.5 million in 2003. The Company's asset/liability management programs and procedures take into account maturing contracts and expected withdrawals. Accordingly, the Company does not expect stable value contract related cash outflows to have an unusual effect on the future operations and liquidity of the Company.

The life insurance subsidiaries were committed at December 31, 2002, to fund mortgage loans in the amount of $455.7 million. The Company's subsidiaries held $549.7 million in cash and short-term investments at December 31, 2002. Protective Life Corporation had an additional $0.7 million in cash and short-term investments available for general corporate purposes.

While the Company generally anticipates that the cash flow of its subsidiaries will be sufficient to meet their investment commitments and operating cash needs, the Company recognizes that investment commitments scheduled to be funded may, from time to time, exceed the funds then available. Therefore, the Company has arranged sources of credit for its insurance subsidiaries to use when needed. The Company expects that the rate received on its investments will equal or exceed its borrowing rate. Additionally, the Company may, from time to time, sell short-duration stable value products to complement its cash management practices.

The Company has also used securitization transactions involving its commercial mortgage loans to increase its liquidity.

CAPITAL

At December 31, 2002, Protective Life Corporation had $30.0 million outstanding under its $200 million revolving lines of credit.

Protective Life Corporation's cash flow is dependent on cash dividends and payments on surplus notes from its subsidiaries; revenues from investment, data processing, legal and management services rendered to subsidiaries; and investment income. At December 31, 2002, approximately $543.6 million of consolidated share-owners' equity, excluding net unrealized investment gains and losses, represented net assets of the Company's insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the states in which the Company's insurance subsidiaries are domiciled impose certain restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation.

The Company plans to retain substantial portions of the earnings of its insurance subsidiaries in those companies primarily to support their future growth. Protective Life Corporation's cash disbursements have, from time to time, exceeded its cash receipts, and these shortfalls have been funded through various external financings. Therefore, Protective Life Corporation may, from time to time, require additional external financing.

To give the Company flexibility in connection with future acquisitions and other growth opportunities, the Company plans to register debt securities, preferred and common stock, and stock purchase contracts of Protective Life Corporation, and additional preferred securities of special purpose finance subsidiaries under the Securities Act of 1933 on a delayed (or shelf) basis.

In March 2000, the Company issued Senior Notes totaling $125 million with 10-, 15-, and 30-year maturities. Interest rates range from 8.00% to 8.25%. The proceeds were used to repay bank borrowings of which $55 million had been used to redeem the Monthly Income Preferred Securities in 1999.

In December 2000, the Company issued $60 million of 7.5% Senior Notes, with a 15-year maturity. The proceeds were used to repay bank borrowings and to partially fund the January 2001 coinsurance of a block of individual life insurance policies from Standard.

In February 2001, the Company issued 3.9 million shares of its Common Stock under stock purchase contracts relating to its 6.5% FELINE PRIDES. In the transaction, substantially all of the preferred securities comprising part of the FELINE PRIDES and the underlying subordinated debt were redeemed.

In February 2001, the Company issued $100 million of Floating Rate Senior Notes. The proceeds were used to invest in the Company's insurance subsidiaries – which included completing the funding of the Standard transaction – and for general corporate purposes. The Floating Rate Notes, as scheduled, were redeemed on February 28, 2003.

On August 17, 2001, a special purpose finance subsidiary of the Company, PLC Capital Trust III, issued $100 million of 7.5% Trust Originated Preferred Securities ("TOPrS℠"). The 7.5% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 7.5% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust III's obligations with respect to the 7.5% TOPrS.

PLC Capital Trust III was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust III are $103.1 million of Protective Life Corporation 7.5% Subordinated Debentures due 2031, Series D. The proceeds of the Company's subordinated debentures were used to repay outstanding bank indebtedness and the balance was used for general corporate purposes. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 7.5% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust III during any such extended interest payment period. The 7.5% TOPrS are redeemable by PLC Capital Trust III at any time on or after August 22, 2006.

On September 25, 2002, a special purpose finance subsidiary of the Company, PLC Capital Trust IV, issued $115 million of 7.25% TOPrS. The 7.25% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 7.25% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust IV's obligations with respect to the 7.25% TOPrS.

PLC Capital Trust IV was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust IV are

Management's discussion and analysis
(continued)

$118.6 million of Protective Life Corporation 7.25% Subordinated Debentures due 2032, Series E. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 7.25% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust IV during any such extended interest payment period. The 7.25% TOPrS are redeemable by PLC Capital Trust IV at any time on or after September 25, 2007.

On October 25, 2002, the Company caused PLC Capital Trust I, a special purpose finance subsidiary of the Company, to redeem $75 million of 8.25% Trust Originated Preferred Securities it issued in 1997. In a related transaction the Company redeemed its subordinated debentures which were held by PLC Capital Trust I. The redemption of the subordinated debentures resulted in an extraordinary loss of $1.4 million ($0.02 per share on both a diluted and basic basis) due to early extinguishment of debt. The loss is comprised primarily of unamortized deferred debt issue costs, net of an income tax benefit of $0.8 million.

A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners (NAIC), as modified by the insurance company's state of domicile. Statutory accounting rules are different from accounting principles generally accepted in the United States of America and are intended to reflect a more conservative view by, for example, requiring immediate expensing of policy acquisition costs. The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The achievement of long-term growth will require growth in the statutory capital of the Company's insurance subsidiaries. The subsidiaries may secure additional statutory capital through various sources, such as retained statutory earnings or equity contributions by the Company.

CONTRACTUAL OBLIGATIONS

The table below sets forth future maturities of long-term debt, guaranteed preferred beneficial interests in the Company's subordinated debentures (guaranteed preferred beneficial interests), operating lease obligation and stable value contracts.

(in thousands)	2003	2004–2005	2006–2007	After 2007
Long-term debt	$ 100,000	$ 105,000		$ 201,110
Guaranteed preferred beneficial interests				215,000
Stable value contracts	1,091,525	1,619,154	$1,248,712	59,161
Operating lease obligation	1,598	3,196	68,481	
Notes payable		2,264		

OTHER DEVELOPMENTS

Under insurance guaranty fund laws in most states, insurance companies doing business in a participating state can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not currently believe that any such assessments will be materially different from amounts already reflected in the financial statements.

A number of civil jury verdicts have been returned against insurers, broker-dealers, and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial services companies, in the ordinary course of business is involved in such litigation or, alternatively, in arbitration. As stated above, the Company is currently in arbitration with one reinsurer with respect to amounts overpaid by the Company and the reinsurer has indicated the intent to raise defenses and possible counterclaims. Although the outcome of any such litigation or arbitration cannot be predicted, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

The Company and its subsidiaries from time to time are subject to examination, review, and investigation by regulatory authorities, including insurance and securities regulators, and tax authorities. Among other actions, a state insurance department is currently investigating the Company's management of a small block of the health insurance business in a discontinued line of business, apparently as part of a larger inquiry related to the overall health insurance industry. Although the Company cannot predict what actions may be taken by any regulatory authority, the Company does not believe that this or any other matter currently under examination, review, or investigation or any other pending or threatened regulatory or tax-related action with respect to the Company or any of its subsidiaries is reasonably likely to have a material effect on the Company.

In connection with a review of a Registration Statement a Company subsidiary filed with the Securities and Exchange Commission (SEC), the staff of the SEC has commented on several matters included in the Annual Report on Form 10-K of the Company's principal subsidiary for the year ended December 31, 2001. The comments include a request for information concerning certain below investment grade securities having unrealized losses and the Company's determination that these securities did not have other than temporary impairments. The Company believes that its process to determine that the securities did not have an other than temporary impairment is consistent with the relevant accounting literature. The aggregate amount of the unrealized losses related to these securities was approximately $41.7 million and $34.3 million for the years ended December 31, 2001 and 2002, respectively. Unrealized losses associated with temporary impairments, net of income tax, are recognized as an adjustment to share-owners' equity through accumulated other comprehensive income. Unrealized losses deemed to be other than temporary impairments are recognized in the Company's net income as realized investment losses, net of income tax. The Company is continuing to discuss these issues with the staff of the SEC, and no final determinations will be made until the conclusion of those discussions.

Legislation has been enacted that permits commercial banks, insurance companies and investment banks to combine, provided certain requirements are satisfied. While the Company cannot predict the impact of this legislation, it could cause the Company to experience increased competition as larger, potentially more efficient organizations emerge from such combinations.

Legislation has been enacted that would, over time, reduce and ultimately eliminate the estate tax. Life insurance products are often used to fund estate tax obligations. If the estate tax is significantly reduced or eliminated, the demand for certain life insurance products would be adversely affected.

The Company's Life Marketing segment is currently developing and implementing a more sophisticated administrative system capable of facilitating the calculation of more precise estimates of the segment's deferred policy acquisition costs, policy liabilities and accruals, and various other components of the segment's balance sheet. The segment's future results may be affected, positively or negatively, by changes in such estimates arising from the implementation of this system.

The tragic events of September 11, 2001, had little direct effect on the Company's operations or financial strength. However, many of the Company's businesses and the performance of the Company's investment portfolio are affected by general economic conditions, therefore a downturn in the general economy could have a negative effect on the Company's operations and financial strength.

The Company's ability to grow depends in large part upon the continued availability of capital. The Company has recently deployed significant amounts of capital to support its sales and acquisitions efforts. Capital has also been consumed as the Company has incurred realized and unrealized losses on its invested assets, and to increase its GMDB related policy liabilities and accruals in accordance with statutory accounting practices. In recent years, most financial services companies, including the Company, experienced a decrease in the market price of their common stock. A lower stock price may limit the Company's ability to raise capital to fund growth opportunities and acquisitions. Although the Company believes it has sufficient capital to fund its immediate growth and capital needs, the amount of capital available can vary significantly from period to period due to a variety of circumstances, some of which are neither predictable nor foreseeable, nor within the Company's control. A lack of sufficient capital could impair the Company's ability to grow.

Management's discussion and analysis
(continued)

IMPACT OF INFLATION

Inflation increases the need for life insurance. Many policyholders who once had adequate insurance programs may increase their life insurance coverage to provide the same relative financial benefit and protection. Higher interest rates may result in higher sales of certain of the Company's investment products.

The higher interest rates that have traditionally accompanied inflation could also affect the Company's operations. Policy loans increase as policy loan interest rates become relatively more attractive. As interest rates increase, disintermediation of stable value and annuity account balances and individual life policy cash values may increase. The market value of the Company's fixed-rate, long-term investments may decrease, the Company may be unable to implement fully the interest rate reset and call provisions of its mortgage loans, and the Company's ability to make attractive mortgage loans, including participating mortgage loans, may decrease. In addition, participating mortgage loan income may decrease. The difference between the interest rate earned on investments and the interest rate credited to life insurance and investment products may also be adversely affected by rising interest rates.

Management report on responsibility for financial reporting

The management of Protective Life Corporation and its subsidiaries has prepared, and is responsible for, the integrity and objectivity of the financial statements and other financial information included in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis. The financial statements and other financial information include amounts that are based on management's best estimates and judgments and, to the best of our knowledge, are not misstated due to material fraud or error. The Company's financial statements have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, recommended by the Audit Committee, appointed by the Board of Directors, and ratified by an affirmative vote of share owners at the Company's Annual Meeting. Management has made available to PricewaterhouseCoopers LLP all the Company's financial records and related data, including minutes of share-owners' and directors' meetings. Furthermore, management believes that all representations made to PricewaterhouseCoopers LLP during its audit were valid and appropriate. Management has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process. Management continually monitors the system of internal control for compliance. The Company maintains an internal auditing program that independently assesses the effectiveness of the internal controls and recommends possible improvements thereto. There are limits inherent in all systems of internal control based on the recognition that the costs of such systems should not exceed the benefits to be derived. The Company's system of internal control takes into consideration this appropriate balance. Management believes that the Company's system of internal control is adequate to accomplish the objectives described herein. The Company maintains a code of corporate conduct, which is publicized throughout the Company. The code of conduct addresses, among other things, the necessity of ensuring open communication within the Company; potential conflicts of interest; compliance with all laws, including those relating to financial disclosure; and the confidentiality of proprietary information. The Company maintains a systematic program to assess compliance with these policies.

John D. Johns
Chairman, President and Chief Executive Officer

Allen W. Ritchie
Executive Vice President and Chief Financial Officer

Consolidated statements of income

Year Ended December 31 *(dollars in thousands except per share amounts)*	2002	2001	2000
Revenues			
Premiums and policy fees	$ 1,543,350	$ 1,389,820	$ 1,175,898
Reinsurance ceded	(760,218)	(771,151)	(686,108)
Net of reinsurance ceded	783,132	618,669	489,790
Net investment income	1,031,204	884,041	730,149
Realized investment gains (losses)			
Derivative financial instruments	5,236	(11,431)	9,013
All other investments	910	(8,740)	(16,056)
Other income	100,196	120,647	151,833
Total revenues	1,920,678	1,603,186	1,364,729
Benefits and expenses			
Benefits and settlement expenses (net of reinsurance ceded: 2002 – $712,866; 2001 – $609,996; 2000 – $538,291)	1,162,231	972,624	760,778
Amortization of deferred policy acquisition costs	239,490	147,058	143,180
Amortization of goodwill	0	3,555	3,113
Other operating expenses (net of reinsurance ceded: 2002 – $176,871; 2001 – $167,243; 2000 – $223,498)	251,754	270,353	245,983
Total benefits and expenses	1,653,475	1,393,590	1,153,054
Income from continuing operations before income tax	267,203	209,596	211,675
Income tax expense			
Current	52,003	64,667	11,947
Deferred	36,441	3,871	62,374
Total income tax expense	88,444	68,538	74,321
Net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle	178,759	141,058	137,354
Income (loss) from discontinued operations, net of income tax	0	(9,977)	16,122
Loss from sale of discontinued operations, net of income tax	0	(20,545)	0
Net income before extraordinary loss and cumulative effect of change in accounting principle	178,759	110,536	153,476
Extraordinary loss on early extinguishment of debt, net of income tax	(1,404)	0	0
Cumulative effect of change in accounting principle, net of income tax	0	(7,593)	0
Net income	$ 177,355	$ 102,943	$ 153,476
Net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle per share – basic	$ 2.56	$ 2.02	$ 2.09
Net income per share – basic	$ 2.54	$ 1.48	$ 2.33
Net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle per share – diluted	$ 2.54	$ 2.01	$ 2.08
Net income per share – diluted	$ 2.52	$ 1.47	$ 2.32
Cash dividends paid per share	$ .59	$ .55	$ .51

See Notes to Consolidated Financial Statements.

Consolidated balance sheets

December 31 *(dollars in thousands)*	2002	2001
Assets		
Investments:		
Fixed maturities, at market (amortized cost: 2002 – $11,221,365; 2001 – $9,745,057)	$11,664,065	$ 9,838,091
Equity securities, at market (cost: 2002 – $66,820; 2001 – $78,332)	64,523	76,774
Mortgage loans	2,518,152	2,512,844
Investment real estate, net of accumulated depreciation (2002 – $1,137; 2001 – $1,466)	20,711	26,349
Policy loans	543,161	521,841
Other long-term investments	222,490	104,624
Short-term investments	448,399	237,155
Total investments	15,481,501	13,317,678
Cash	101,953	126,558
Accrued investment income	181,966	159,866
Accounts and premiums receivable, net of allowance for uncollectible amounts (2002 – $2,825; 2001 – $3,025)	61,425	64,410
Reinsurance receivables	2,416,491	2,241,661
Deferred policy acquisition costs	1,681,223	1,532,683
Goodwill	47,312	48,162
Property and equipment	41,324	51,307
Other assets	307,291	184,689
Assets related to separate accounts		
Variable annuity	1,513,824	1,873,195
Variable universal life	114,364	114,618
Other	4,330	3,997
	$21,953,004	$19,718,824

See Notes to Consolidated Financial Statements.

December 31 *(dollars in thousands)*	2002	2001
Liabilities		
Policy liabilities and accruals		
Future policy benefits and claims	$ 8,317,057	$ 6,971,792
Unearned premiums	813,798	904,374
Total policy liabilities and accruals	9,130,855	7,876,166
Stable value contract account balances	4,018,552	3,716,530
Annuity account balances	3,744,000	3,248,217
Other policyholders' funds	140,811	131,040
Other liabilities	698,677	498,579
Accrued income taxes	3,186	60,897
Deferred income taxes	242,593	127,230
Securities sold under repurchase agreements	0	117,000
Long-term debt	406,110	376,211
Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures		
8.25% Trust Originated Preferred Securities	0	75,000
7.5% Trust Originated Preferred Securities	100,000	100,000
7.25% Trust Originated Preferred Securities	115,000	0
Liabilities related to separate accounts		
Variable annuity	1,513,824	1,873,195
Variable universal life	114,364	114,618
Other	4,330	3,997
Total liabilities	20,232,302	18,318,680
Commitments and contingent liabilities – Note 6		
Share-owners' equity		
Preferred Stock, $1 par value		
Shares authorized: 3,600,000		
Issued: none		
Junior Participating Cumulative		
Preferred Stock, $1 par value		
Shares authorized: 400,000		
Issued: none		
Common Stock, $.50 par value		
Shares authorized: 2002 and 2001 – 160,000,000		
Issued: 2002 and 2001 – 73,251,960	36,626	36,626
Additional paid-in capital	408,397	405,420
Treasury stock, at cost (2002 – 4,576,066 shares; 2001 – 4,696,788 shares)	(16,402)	(15,895)
Stock held in trust (2002 – 79,632 shares; 2001 – 55,785 shares)	(2,417)	(1,535)
Unallocated stock in Employee Stock Ownership Plan (2002 – 838,401 shares; 2001 – 1,001,401 shares)	(2,777)	(3,317)
Retained earnings	1,061,361	924,517
Accumulated other comprehensive income		
Net unrealized gains on investments		
(net of income tax: 2002 – $128,145; 2001 – $ 29,254)	237,983	54,328
Accumulated loss – hedging (net of income tax: 2002 – $(1,114))	(2,069)	0
Total share-owners' equity	1,720,702	1,400,144
	$21,953,004	$19,718,824

See Notes to Consolidated Financial Statements.

Consolidated statements of share-owners' equity

(dollars in thousands)	Common Stock	Additional Paid-In Capital	Treasury Stock	Stock Held In Trust	Unallocated Stock in ESOP	Retained Earnings	Net Unrealized Gains (Losses) on Investments	Accumulated Gain/ (Loss) Hedging	Total Share-Owners' Equity
Balance, December 31, 1999	$ 34,667	$ 256,057	$ (12,960)	$ (621)	$ (4,043)	$ 738,204	$ (146,081)	$ 0	$ 865,223
Net income for 2000						153,476			153,476
Change in net unrealized gains/losses on investments (net of income tax – $48,532)							90,130		90,130
Reclassification adjustment for amounts included in net income (net of income tax – $2,465)							4,578		4,578
Comprehensive income for 2000									248,184
Cash dividends ($0.51 per share)						(32,919)			(32,919)
Purchase of common stock				(697)					(697)
Stock-based compensation		33,535	120						33,655
Reissuance of treasury stock to ESOP		227	28		(255)				0
Allocation of stock to employee accounts					612				612
Balance, December 31, 2000	34,667	289,819	(12,812)	(1,318)	(3,686)	858,761	(51,373)	0	1,114,058
Net income for 2001						102,943			102,943
Change in net unrealized gains/losses on investments (net of income tax – $51,729)							96,069		96,069
Reclassification adjustment for amounts included in net income (net of income tax – $3,059)							5,681		5,681
Transition adjustment on derivative financial instruments (net of income tax – $2,127)							3,951		3,951
Comprehensive income for 2001									208,644
Cash dividends ($0.55 per share)						(37,187)			(37,187)
Redemption of FELINE PRIDES	1,959	111,455							113,414
Purchase of common stock				(217)					(217)
Purchase of treasury stock			(3,405)						(3,405)
Stock-based compensation		3,349	240						3,589
Reissuance of treasury stock to ESOP		797	82		(879)				0
Allocation of stock to employee accounts					1,248				1,248
Balance, December 31, 2001	36,626	405,420	(15,895)	(1,535)	(3,317)	924,517	54,328	0	1,400,144
Net income for 2002						177,355			177,355
Change in net unrealized gains/losses on investments (net of income tax – $99,209)							184,246		184,246
Reclassification adjustment for amounts included in net income (net of income tax – $(318))							(591)		(591)
Change in accumulated gain (loss) hedging (net of income tax – $(1,114))								(2,069)	(2,069)
Comprehensive income for 2002									358,941
Cash dividends ($0.59 per share)						(40,511)			(40,511)
Purchase of common stock				(882)					(882)
Purchase of treasury stock			(828)						(828)
Stock-based compensation		2,928	311						3,239
Reissuance of treasury stock to ESOP		49	10		(59)				0
Allocation of stock to employee accounts					599				599
Balance, December 31, 2002 – Note 7	$ 36,626	$ 408,397	$ (16,402)	$ (2,417)	$ (2,777)	$1,061,361	$ 237,983	$ (2,069)	$1,720,702

See Notes to Consolidated Financial Statements.

Consolidated statements of cash flows

Year Ended December 31 *(dollars in thousands)*	2002	2001	2000
Cash flows from operating activities			
Net income	$ 177,355	$ 102,943	$ 153,476
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized investment (gains) losses	(6,146)	20,171	7,043
Extraordinary loss on early extinguishment of debt, net of income tax	(1,404)	0	0
Amortization of deferred policy acquisition costs	239,490	154,384	149,574
Capitalization of deferred policy acquisition costs	(435,324)	(317,627)	(338,685)
Depreciation expense	11,015	12,110	10,421
Deferred income taxes	36,441	6,856	67,949
Accrued income taxes	(57,711)	98,476	(30,813)
Amortization of goodwill	0	9,056	8,525
Loss from sale of discontinued operations	0	20,545	0
Interest credited to universal life and investment products	900,930	944,098	766,004
Policy fees assessed on universal life and investment products	(268,191)	(222,415)	(197,581)
Change in accrued investment income and other receivables	(272,362)	(241,517)	(149,778)
Change in policy liabilities and other policyholders' funds of traditional life and health products	528,122	442,193	500,254
Change in other liabilities	98,504	157,529	(38,674)
Other, net	(48,574)	(5,501)	(31,056)
Net cash provided by operating activities	902,145	1,181,301	876,659
Cash flows from investing activities			
Maturities and principal reductions of investments:			
Investments available for sale	12,836,525	3,260,107	13,037,876
Other	486,006	283,640	135,058
Sale of investments:			
Investments available for sale	23,200,390	9,095,873	810,716
Other	16,756	1,363	5,222
Cost of investments acquired:			
Investments available for sale	(37,532,147)	(14,019,243)	(14,523,312)
Corporate-owned life insurance	0	(100,000)	0
Other	(474,775)	(378,520)	(464,779)
Acquisitions and bulk reinsurance assumptions	130,515	(124,027)	(162,413)
Sale of discontinued operations, net of cash transferred	0	216,031	0
Purchase of property and equipment	(10,928)	(12,282)	(5,861)
Sale of property and equipment	48	70	0
Net cash used in investing activities	(1,347,610)	(1,776,988)	(1,167,493)
Cash flows from financing activities			
Borrowings under line of credit arrangements and long-term debt	2,119,772	2,738,763	2,434,879
Principal payments on line of credit arrangements and long-term debt	(2,206,874)	(2,551,677)	(2,364,779)
Payment of guaranteed preferred beneficial interests	(75,000)	0	0
Dividends to share owners	(40,511)	(37,187)	(32,919)
Issuance of guaranteed preferred beneficial interests	115,000	100,000	0
Purchase of common stock held in trust	(882)	(217)	(697)
Purchase of treasury stock	(828)	(3,405)	0
Investment product deposits and change in universal life deposits	1,687,213	1,735,653	1,811,484
Investment product withdrawals	(1,177,030)	(1,315,179)	(1,553,282)
Net cash provided by financing activities	420,860	666,751	294,686
Increase (decrease) in cash	(24,605)	71,064	3,852
Cash at beginning of year	126,558	55,494	51,642
Cash at end of year	$ 101,953	$ 126,558	$ 55,494

See Notes to Consolidated Financial Statements.

Notes to consolidated financial statements

All dollar amounts in tables are in thousands except per share amounts

1 SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements of Protective Life Corporation and subsidiaries (the Company) are prepared on the basis of accounting principles generally accepted in the United States of America. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note 9.)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from these estimates.

ENTITIES INCLUDED

The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Corporation and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of special trusts or entities that do not have substantive residual equity holders which bear risks and rewards of ownership, formed to purchase funding agreements issued by the Company.

NATURE OF OPERATIONS

Protective Life Corporation is a holding company whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products. The Company markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. The Company also maintains a separate division devoted to the acquisition of insurance policies from other companies. Founded in 1907, Protective Life Insurance Company (Protective Life) is the Company's largest operating subsidiary.

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

RECENTLY ISSUED ACCOUNTING STANDARDS

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended by SFAS Nos. 137 and 138, requires the Company to record all derivative financial instruments, at fair value on the balance sheet. Changes in fair value of a derivative instrument are reported in net income or other comprehensive income, depending on the designated use of the derivative instrument. The adoption of SFAS No. 133 resulted in a cumulative charge to net income, net of income tax, of $7.6 million ($0.11 per share on both a basic and diluted basis) and a cumulative after-tax increase to other comprehensive income of $4.0 million on January 1, 2001. The charge to net income and increase to other comprehensive income primarily resulted from the recognition of derivative instruments embedded in the Company's corporate bond portfolio. In addition, the charge to net income includes the recognition of the ineffectiveness on existing hedging relationships including the difference in spot and forward exchange rates related to foreign currency swaps used as an economic hedge of foreign-currency-denominated stable value contracts. Prospectively, the adoption of SFAS No. 133 may introduce volatility into the Company's reported net income and other comprehensive income depending on future market conditions and the Company's hedging activities.

In June, 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 revises the standards for accounting for acquired goodwill and other intangible assets. The standard replaces the requirement to amortize goodwill with one that calls for an annual impairment test, among other provisions. The Company adopted SFAS No. 142 in the first quarter of 2002. The Company has performed an impairment test and determined that its goodwill was not impaired at January 1, or October 31, 2002. The following table illustrates adjusted income from continuing operations before cumulative effect of change in accounting principle as if this pronouncement was adopted as of January 1, 2000:

Year Ended December 31	2002	2001	2000
Adjusted net income:			
Income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle	$ 178,759	$ 141,058	$ 137,354
Add back amortization of goodwill, net of income tax		2,311	2,023
Adjusted income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle	178,759	143,369	139,377
Income (loss) from discontinued operations, net of income tax		(9,977)	16,122
Loss from sale of discontinued operations, net of income tax		(20,545)	
Adjusted net income before cumulative effect of change in accounting principle and extraordinary loss	178,759	112,847	155,499
Cumulative effect of change in accounting principle, net of income tax		(7,593)	
Extraordinary loss, net of income tax	(1,404)		
Adjusted net income	$ 177,355	$ 105,254	$ 155,499

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that companies record the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred. The Statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS No. 143 to have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that the same accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, expands the use of discontinued operations accounting to include more types of transactions and changes the timing of when discontinued operations accounting is applied. The Company adopted SFAS No. 144 on January 1, 2002, and the adoption did not have a material effect on the Company's financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, which required companies to treat the extinguishment of debt as an extraordinary item. SFAS No. 145 requires companies to apply APB Opinion 30 when determining the accounting for the extinguishment of debt. The statement also rescinds and amends other statements to make various technical corrections and clarifications. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, and will require the Company to restate previously issued financial statements to reclassify losses related to the early extinguishment of debt from extraordinary losses to operating expenses. As discussed in Note 4, the Company reported an extraordinary loss of $1.4 million related to the extinguishment of debt in 2002. Thus the Company's 2002 financial statements will be restated to reflect the requirements of this accounting standard in 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to record a liability for a cost associated with an exit or disposal activity when the liability is incurred. The statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material effect on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS No. 123." SFAS No. 148 amends SFAS No. 123 to offer alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company adopted the fair value based method prescribed by SFAS No. 123 in 1995, therefore SFAS No. 148 will have no effect on the Company's financial position or results of operations.

In November, 2002, the FASB issued FASB Interpretation No. (FIN) 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others."

Notes to consolidated financial statements

All dollar amounts in tables are in thousands except per share amounts

FIN 45 clarifies the requirements of SFAS No. 5 "Accounting for Contingencies" relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect FIN 45 to have a material effect on the Company's financial position or results of operations.

In January, 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from the other parties. The Company is currently assessing the impact that FIN 46 will have on its financial condition and results of operations. FIN 46 potentially will affect the accounting related to a special purpose vehicle (SPV) whose investments are managed by the Company and a lease arrangement currently accounted for as an operating lease that also involves an SPV. Although the Company does not expect the provisions of FIN 46 to have a material impact on its results of operations, had the provision been effective at December 31, 2002, the Company's reported assets and liabilities would have increased by approximately $489 million.

In May 2002, the Derivatives Implementation group of the FASB exposed for comment issue No. B36, "Bifurcation of Embedded Credit Derivatives" (DIG B36). DIG B36 would require the bifurcation of potential embedded derivatives within modified coinsurance and funds withheld coinsurance arrangements in which the terms require the future payment of a principal amount plus a return based on a specified proportion of the ceding company's return on either its general account assets or a specified block of those assets. The proposed effective date of the implementation guidance in DIG B36 is for the first fiscal quarter beginning after June 15, 2003 and would be applied on a prospective basis. The Company is currently evaluating the impact of this pronouncement on its financial statements but does not anticipate a material impact on its financial condition or results of operations.

INVESTMENTS

The Company has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale."

Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

- Fixed maturities (bonds and redeemable preferred stocks) – at current market value. Where market values are unavailable, the Company obtains estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.
- Equity securities (common and nonredeemable preferred stocks) – at current market value.
- Mortgage loans – at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.
- Investment real estate – at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.
- Policy loans – at unpaid balances.
- Other long-term investments – at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.
- Short-term investments – at cost, which approximates current market value.

Estimated market values were derived from the durations of the Company's fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of the Company's fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $0.6 million in bank deposits voluntarily restricted as to withdrawal.

As prescribed by generally accepted accounting principles, certain investments are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax, reported as a component of share-owners' equity. The market values of fixed maturities increase or decrease as interest rates fall or rise.

The Company believes that an insurance company's balance sheet may be difficult to analyze without disclosing the effects of recording accumulated other comprehensive income (including unrealized gains and losses on investments). The carrying value of the Company's investments, deferred policy acquisition costs, deferred income taxes and share-owners' equity are all affected by recording unrealized gains and losses on investments, therefore these items are separately identified in the table below. The captions "all other assets" and "all other liabilities" represent the assets and liabilities unaffected by recording unrealized gains and losses on investments. The Company's balance sheets at December 31, adjusted for the effects of recording accumulated other comprehensive income (including unrealized gains and losses on investments), are as follows:

	2002	2001
Total investments	$ 15,024,245	$ 13,212,993
Deferred policy acquisition costs	1,774,420	1,553,786
All other assets	4,790,280	4,868,463
	$ 21,588,945	$ 19,635,242
Deferred income taxes	$ 114,448	$ 97,976
All other liabilities	19,989,709	18,191,450
	20,104,157	18,289,426
Share-owners' equity	1,484,788	1,345,816
	$ 21,588,945	$ 19,635,242

Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments, primarily to reduce its exposure to interest rate risk as well as currency exchange risk.

Combinations of interest rate swap contracts, options and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments and mortgage-backed securities. Interest rate swap contracts generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date. Interest rate futures generally involve exchange traded contracts to buy or sell treasury bonds and notes in the future at specified prices. Interest rate options represent contracts that allow the holder of the option to receive cash or purchase, sell or enter into a financial instrument at a specified price within a specified period of time. The Company uses interest rate swap contracts, swaptions (options to enter into interest rate swap contracts), caps, and floors to modify the interest characteristics of certain investments, and its Senior Notes, Medium-Term Notes, and TOPrS. Swap contracts are also used to alter the effective durations of assets and liabilities. The Company uses foreign currency swaps to reduce its exposure to currency exchange risk on certain stable value contracts denominated in foreign currencies, primarily the European euro and the British pound.

Derivative instruments expose the Company to credit and market risk. The Company minimizes its credit risk by entering into transactions with highly rated counterparties. The Company manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken.

The Company monitors its use of derivatives in connection with its overall asset/liability management programs and procedures. The Company's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the Company's overall interest rate and currency exchange risk management strategies.

All derivatives are recognized on the balance sheet (in "other long-term investments" or "other liabilities") at their fair value (primarily estimates from independent pricing services). On the date the derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), or (3) as a derivative either held for

Notes to consolidated financial statements

All dollar amounts in tables are in thousands except per share amounts

investment purposes or held as a natural hedging instrument designed to act as an economic hedge against the changes in value or cash flows of a hedged item ("other" derivative). Changes in the fair value of a derivative that is highly effective as – and that is designated and qualifies as – a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as – and that is designated and qualified as – a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of other derivatives are recognized in current earnings and reported in "Realized Investment Gains (Losses) – Derivative Financial Instruments" in the Company's consolidated condensed statements of income.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) because a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss in current-period earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will remain therein until such time as they are reclassified to earnings as originally forecasted to occur. In all situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

Fair-Value Hedges. The Company has designated, as a fair value hedge, callable interest rate swaps used to modify the interest characteristics of certain callable Medium-Term Notes and stable value contracts. In assessing hedge effectiveness, the Company excludes the embedded call option's time value component from each derivative's total gain or loss. In 2002 and 2001, total measured ineffectiveness for the fair value hedging relationships was insignificant while the excluded time value component resulted in a pre-tax gain of $0 and $1.3 million, respectively. Both the measured ineffectiveness and the excluded time value component are reported in "Realized Investment Gains (Losses) – Derivative Financial Instruments" in the Company's consolidated statements of income.

Cash-Flow Hedges. The Company has entered into a foreign currency swap to hedge the risk of changes in the value of interest and principal payments to be made on certain of its foreign-currency-based stable value contracts. Under the terms of the swap, the Company pays a fixed U.S.-dollar-denominated rate and receives a fixed foreign-currency-denominated rate. Effective July 1, 2002, the Company designated this swap as a cash flow hedge and therefore recorded the change in the fair value of the swap during the period in accumulated other comprehensive income. During 2002, a pretax loss of $19.8 million representing the change in fair value of the hedged contracts, and a gain of like amount representing the application of hedge accounting to this transaction, were recorded in "Realized Investment Gains (Losses) –

Derivative Financial Instruments" in the Company's consolidated condensed statements of income. For the year ended December 31, 2002, the amount of the hedge's ineffectiveness reported as a loss was insignificant. Additionally, as of December 31, 2002, the Company reported a reduction to accumulated other comprehensive income of $2.1 million (net of income tax of $1.1 million) related to its derivative designated as a cash flow hedge. During 2003, the Company expects to reclassify out of accumulated other comprehensive income and into earnings, as a reduction of interest expense, approximately $0.9 million.

Other Derivatives. The Company uses certain interest rate swaps, caps, floors, swaptions, options and futures contracts as economic hedges against the changes in value or cash flows of outstanding mortgage loan commitments and certain owned investments as well as certain debt and preferred security obligations of the Company. In 2002 and 2001, the Company recognized total pre-tax gains of $23.7 million and total pre-tax losses of $10.8 million, respectively, representing the change in fair value of these derivative instruments as well as a realized gain or loss on contracts closed during the period.

On its foreign currency swaps, the Company recognized a $70.8 million pre-tax gain in 2002 while recognizing a $74.9 million foreign exchange pre-tax loss on the related foreign-currency-denominated stable value contracts. In 2001, the Company recognized an $8.2 million pre-tax loss on its foreign currency swaps while recognizing an $11.2 million foreign exchange pre-tax gain on the related foreign-currency-denominated stable value contracts. The net loss and net gain in 2002 and 2001, respectively, primarily results from the difference in the forward and spot exchange rates used to revalue the currency swaps and the stable value contracts, respectively. This net loss and net gain is reflected in "Realized Investment Gains (Losses) – Derivative Financial Instruments" in the Company's consolidated condensed statements of income.

The Company has entered into asset swap arrangements to, in effect, sell the equity options embedded in owned convertible bonds in exchange for an interest rate swap that converts the remaining host bond to a variable rate instrument. In 2002 and 2001, the Company recognized a $2.0 million and $12.2 million pre-tax gain, respectively, for the change in the asset swaps' fair value and recognized a $7.8 million and $16.9 million pre-tax loss, respectively, to separately record the embedded equity options at fair value.

The Company has also entered into a total return swap in connection with a portfolio of investment securities managed by the Company for an unrelated party. The Company recognized an $8.5 million and $0.3 million pre-tax loss in 2002 and 2001, respectively, for the change in the total return swap's fair value.

At December 31, 2002, contracts with a notional amount of $7.1 billion were in a $89.9 million net gain position. At December 31, 2001, contracts with a notional amount of $5.5 billion were in a $23.8 million net loss position.

The Company's derivative financial instruments are with highly rated counterparties.

CASH

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of a material loss.

DEFERRED POLICY ACQUISITION COSTS

Commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business, have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits; currently 3.0% to 9.4%) it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the

Notes to consolidated financial statements

All dollar amounts in tables are in thousands except per share amounts

amortization that would have been recorded if unrealized gains or losses on investments associated with the Company's universal life and investment products had been realized.

The cost to acquire blocks of insurance, representing the present value of future profits from such blocks of insurance, is also included in deferred policy acquisition costs. The Company amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8%. The unamortized present value of future profits for all acquisitions was approximately $542.5 million and $523.4 million at December 31, 2002 and 2001, respectively. During 2002, $62.5 million of present value of future profits was capitalized (relating to acquisitions and adjustments made during the year), a $2.1 million reduction came from the sale of a small subsidiary, and $41.3 million was amortized. During 2001, $221.9 million of present value of future profits was capitalized and $42.1 million was amortized.

The expected amortization of the present value of future profits for the next five years is as follows:

Year	Expected Amortization
2003	$33,600
2004	32,400
2005	30,500
2006	29,100
2007	28,100

GOODWILL

The goodwill balance at December 31, 2002 and 2001 was $47.3 million and $48.2 million, respectively. The decrease of $0.9 million in 2002 relates to the sale of a small subsidiary in the first quarter. At October 31, 2002, the Company evaluated its goodwill and determined that fair value had not decreased below carrying value and no adjustment to impair goodwill was necessary in accordance with SFAS No. 142.

PROPERTY AND EQUIPMENT

Property and equipment are reported at cost. The Company primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. The Company's Home Office building is depreciated over a thirty-nine year useful life, furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and software and computers are depreciated over a three year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

Property and equipment consisted of the following at December 31:

	2002	2001
Home Office building	$ 45,297	$ 45,845
Data processing equipment	31,844	34,100
Other, principally furniture and equipment	41,006	40,055
	118,147	120,000
Accumulated depreciation	76,823	68,693
	$ 41,324	$ 51,307

SEPARATE ACCOUNTS

The assets and liabilities related to separate accounts in which the Company does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

STABLE VALUE CONTRACTS ACCOUNT BALANCES

The Company markets guaranteed investment contracts (GICs) to 401(k) and other qualified retirement savings plans, and fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. GICs and funding agreements are generally contracts that specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. Stable value contract account balances include GICs and funding agreements issued by the Company as well as the obligations of consolidated special purpose trusts or entities formed to purchase funding agreements issued by the Company. At December 31, 2002 and 2001 the Company had $2.2 billion and $1.7 billion of stable value contract account balances marketed through structured programs. Most GICs and funding agreements written by the Company have maturities of three to five years. At December 31, 2002, maturities of stable value contracts were $1.1 billion in 2003, $1.6 billion in 2004–2005, $1.3 billion in 2006–2007, and $59.2 million after 2007.

REVENUES AND BENEFITS EXPENSE

Traditional Life, Health, and Credit Insurance Products. Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and they include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions are graded and range from 2.5% to 7.0%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

Activity in the liability for unpaid claims is summarized as follows:

	2002	2001	2000
Balance beginning of year	$ 100,023	$ 110,064	$ 122,346
Less reinsurance	33,723	25,830	47,661
Net balance beginning of year	66,300	84,234	74,685
Incurred related to:			
Current year	258,612	383,371	323,222
Prior year	(338)	(1,080)	(4,880)
Total incurred	258,274	382,291	318,342
Paid related to:			
Current year	243,206	312,748	252,209
Prior year	22,528	81,220	61,925
Total paid	265,734	393,968	314,134
Other changes:			
Acquisitions and reserve transfers	2,609	(6,257)	5,341
Net balance end of year	61,449	66,300	84,234
Plus reinsurance	54,765	33,723	25,830
Balance end of year	$ 116,214	$ 100,023	$ 110,064

Universal Life and Investment Products. Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life and investment products ranged from 3.0% to 9.4% in 2002.

Notes to consolidated financial statements

All dollar amounts in tables are in thousands except per share amounts

The Company's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

DISCONTINUED OPERATIONS

On December 31, 2001, the Company completed the sale to Fortis, Inc. of substantially all of its Dental Benefits Division (Dental Division) and discontinued other remaining Dental Division related operations, primarily other health insurance lines.

The operating results and charges related to the sale of the Dental Division and discontinuance of other related operations at December 31 are as follows:

	2002	2001	2000
Total revenues	$ 15,809	$ 350,916	$ 369,239
Income (loss) before income taxes from discontinued operations	$ 0	$ (12,797)	$ 27,718
Income tax (expense) benefit	0	2,820	(11,596)
Income (loss) from discontinued operations	$ 0	$ (9,977)	$ 16,122
Gain from sale of discontinued operations before income tax		$ 22,927	
Income tax expense related to sale		(43,472)	
Loss from sale of discontinued operations		$ (20,545)	
Income (loss) from discontinued operations – per share (diluted and basic)	$ 0	$ (.14)	$ .24
Loss from sale of discontinued operations – per share (diluted and basic)		$ (.29)	

Assets and liabilities related to the discontinued lines of business of approximately $5.1 million and $6.7 million, respectively, remain at December 31, 2002.

NET INCOME PER SHARE

Net income per share – basic is net income divided by the average number of shares of Common Stock outstanding including shares that are issuable under various deferred compensation plans.

Net income per share – diluted is adjusted net income divided by the average number of shares outstanding including all diluted, potentially issuable shares that are issuable under various stock-based compensation plans and stock purchase contracts.

Net income and a reconciliation of basic and diluted average shares outstanding for the years ended December 31 is summarized as follows:

	2002	2001	2000
Net income	$ 177,355	$ 102,943	$ 153,476
Average shares issued and outstanding	68,659,881	68,037,410	64,544,140
Stock held in trust	(67,566)	(47,759)	(41,797)
Issuable under various deferred compensation plans	1,331,640	1,420,874	1,330,006
Average shares outstanding – basic	69,923,955	69,410,525	65,832,349
Stock held in trust	67,566	47,759	41,797
Stock appreciation rights	220,500	266,132	131,443
Issuable under various other stock-based compensation plans	250,776	225,757	275,539
Average shares outstanding – diluted	70,462,797	69,950,173	66,281,128

SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth supplemental cash flow information for the years ended December 31:

	2002	2001	2000
Cash paid during the year:			
Interest on debt	$ 33,043	$ 36,095	$ 37,660
Income taxes	132,039	31,795	55,798
Noncash investing and financing activities:			
Reissuance of treasury stock to ESOP	$ 59	$ 879	$ 255
Change in unallocated stock in ESOP	540	369	357
Stock-based compensation	3,239	3,589	33,655
Redemption of FELINE PRIDES (See Note 4)		113,414	
Acquisitions and related reinsurance transactions:			
Assets acquired	$ 358,897	$ 2,554,202	$ 533,869
Liabilities assumed	(489,412)	(2,430,175)	(371,456)
Net	$ (130,515)	$ 124,027	$ 162,413

RECLASSIFICATIONS

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or share-owners' equity.

2 INVESTMENT OPERATIONS

Major categories of net investment income for the years ended December 31 are summarized as follows:

	2002	2001	2000
Fixed maturities	$ 680,825	$ 615,089	$ 536,550
Equity securities	3,500	3,550	2,955
Mortgage loans	218,165	208,830	177,917
Investment real estate	2,437	4,632	3,132
Policy loans	37,463	31,763	14,977
Short-term investments and other	105,688	37,281	12,113
	1,048,078	901,145	747,644
Investment expenses	16,874	17,104	17,495
	$ 1,031,204	$ 884,041	$ 730,149

Realized investment gains (losses) for all other investments for the years ended December 31 are summarized as follows:

	2002	2001	2000
Fixed maturities	$ 2,674	$ (7,311)	$ (14,793)
Equity securities	65	2,462	1,685
Mortgage loans and other investments	(1,829)	(3,891)	(2,948)
	$ 910	$ (8,740)	$ (16,056)

Notes to consolidated financial statements

All dollar amounts in tables are in thousands except per share amounts

In 2002, gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $73.0 million, and gross losses were $72.5 million. In 2001, gross gains were $27.5 million, and gross losses were $32.5 million. In 2000, gross gains were $8.7 million, and gross losses were $28.4 million.

Each quarter the Company reviews investments with material unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other than temporary asset impairments exist.

Once a determination has been made that a specific other-than-temporary impairment exists, a realized loss is incurred and the cost basis of the impaired asset is adjusted to its fair value. During 2002 and 2001, the Company recorded other-than-temporary impairments in its investments of $30.2 million and $12.6 million, respectively. The Company did not record any other-than-temporary impairments in its investments in 2000.

Realized investment gains (losses) for derivative financial instruments for the years ended December 31 are summarized as follows:

	2002	2001	2000
Derivative financial instruments	$ 5,236	$ (11,431)	$ 9,013

The amortized cost and estimated market value of the Company's investments classified as available for sale at December 31 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2002				
Fixed maturities:				
Bonds:				
Mortgage-backed securities	$ 4,168,026	$ 199,316	$ 28,311	$ 4,339,031
United States Government and authorities	90,647	5,752	0	96,399
States, *municipalities, and political subdivisions*	27,005	2,349	0	29,354
Public utilities	1,153,710	61,831	42,139	1,173,402
Convertibles and bonds with warrants	115,728	2,656	5,872	112,512
All other corporate bonds	5,664,549	348,809	101,818	5,911,540
Redeemable preferred stocks	1,700	127	0	1,827
	11,221,365	620,840	178,140	11,664,065
Equity securities	66,820	2,408	4,705	64,523
Short-term investments	448,399	0	0	448,399
	$ 11,736,584	$ 623,248	$ 182,845	$ 12,176,987
2001				
Fixed maturities:				
Bonds:				
Mortgage-backed securities	$ 3,709,118	$ 84,965	$ 33,759	$ 3,760,324
United States Government and authorities	98,967	4,088	0	103,055
States, municipalities, and political subdivisions	94,022	4,009	0	98,031
Public utilities	807,773	19,763	4,860	822,676
Convertibles and bonds with warrants	96,951	7,423	6,184	98,190
All other corporate bonds	4,936,614	117,092	99,500	4,954,206
Redeemable preferred stocks	1,612	0	3	1,609
	9,745,057	237,340	144,306	9,838,091
Equity securities	78,332	3,565	5,123	76,774
Short-term investments	237,155	0	0	237,155
	$ 10,060,544	$ 240,905	$ 149,429	$ 10,152,020

The amortized cost and estimated market value of fixed maturities at December 31, 2002, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

	Estimated Amortized Cost	Estimated Market Value
Due in one year or less	$ 844,795	$ 845,577
Due after one year through five years	2,685,779	2,749,260
Due after five years through ten years	2,602,883	2,767,627
Due after ten years	5,087,908	5,301,601
	$ 11,221,365	$ 11,664,065

At December 31, 2002 and 2001, the Company had bonds which were rated less than investment grade of $869.2 million and $447.3 million, respectively, having an amortized cost of $969.4 million and $524.1 million, respectively. At December 31, 2002, approximately $70.9 million of the bonds rated less than investment grade were securities issued in Company-sponsored commercial mortgage loan securitizations. Approximately $1,968.1 million of bonds are not publicly traded.

The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

	2002	2001	2000
Fixed maturities	$ 227,283	$ 108,307	$ 109,626
Equity securities	(480)	715	(820)

At December 31, 2002, all of the Company's mortgage loans were commercial loans of which 76% were retail, 8% were apartments, 7% were office buildings, 7% were warehouses, and 1% were other. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties. No single tenant's leased space represents more than 3.1% of mortgage loans. Approximately 75% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Texas, Tennessee, Georgia, North Carolina, South Carolina, Alabama, Florida, Virginia, California, Mississippi, Pennsylvania, Washington, and Ohio.

Many of the mortgage loans have call provisions between 3 and 10 years. Assuming the loans are called at their next call dates, approximately $86.7 million would become due in 2003, $399.6 million in 2004 to 2007, $355.0 million in 2008 to 2012, and $27.2 million thereafter.

At December 31, 2002, the average mortgage loan was $2.1 million, and the weighted average interest rate was 7.5%. The largest single mortgage loan was $24.8 million.

For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2002 and 2001, approximately $475.5 million and $548.4 million respectively, of the Company's mortgage loans have this participation feature.

At December 31, 2002 and 2001, the Company's problem mortgage loans (over ninety days past due) and foreclosed properties totaled $20.6 million and $29.6 million, respectively. Since the Company's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on the Company's evaluation of its mortgage loan portfolio, the Company does not expect any material losses on its mortgage loans.

At December 31, 2002 and 2001, the Company had investments related to retained beneficial interests of mortgage loan securitizations of $295.7 million and $286.4 million, respectively.

Certain investments with a carrying value of $87.6 million were non-income producing for the twelve months ended December 31, 2002.

Policy loan interest rates generally range from 4.5% to 8.0%.

On December 31, 2001, Protective Life Insurance Company had $117.0 million of securities sold under repurchase agreements with an interest rate of 2.0%. The agreement-to-repurchase liability is recorded as securities sold under repurchase agreements.

Notes to consolidated financial statements

All dollar amounts in tables are in thousands except per share amounts

3 INCOME TAXES

The Company's effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	2002	2001	2000
Statutory federal income tax rate applied to pretax income	35.0%	35.0%	35.0%
Amortization of nondeductible goodwill	0.0	0.1	0.1
State income taxes	0.8	0.7	0.6
Dividends received deduction and tax-exempt interest	(2.1)	(1.8)	(0.4)
Low-income housing credit	(0.4)	(0.5)	(0.3)
Other	(0.2)	(0.8)	0.1
	33.1%	32.7%	35.1%

The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

Details of the deferred income tax provision for the years ended December 31 are as follows:

	2002	2001	2000
Deferred policy acquisition costs	$ 19,378	$ 81,947	$ 30,250
Benefit and other policy liability changes	40,104	(75,422)	34,986
Temporary differences of investment income	(30,933)	6,285	(2,590)
Other items	7,892	(8,939)	(272)
	$ 36,441	$ 3,871	$ 62,374

The components of the Company's net deferred income tax liability as of December 31 were as follows:

	2002	2001
Deferred income tax assets:		
Policy and policyholder liability reserves	$ 244,814	$ 276,071
Other	7,489	15,381
	252,303	291,452
Deferred income tax liabilities:		
Deferred policy acquisition costs	398,450	379,072
Unrealized gains (losses) on investments	96,446	39,610
	494,896	418,682
Net deferred income tax liability	$ 242,593	$ 127,230

Under pre-1984 life insurance company income tax laws, a portion of the Company's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 2002, was approximately $70.5 million. Should the accumulation in the Policyholders' Surplus account of the life insurance subsidiaries exceed certain stated maximums, or should distributions including cash dividends be made to Protective Life Corporation in excess of approximately $1.1 billion, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. Under current income tax laws, the Company does not anticipate paying income tax on amounts in the Policyholders' Surplus accounts.

4 LONG-TERM DEBT AND GUARANTEED PREFERRED BENEFICIAL INTERESTS

Long-term debt at December 31 is summarized as follows:

	2002	2001
Long-term debt (year of issue):		
Notes payable to banks, due 2005	$ 30,000	
Floating Rate Senior Notes (2001), due 2003	100,000	$ 100,000
7.95% Senior Notes (1994), due 2004	75,000	75,000
7.45% Medium-Term Notes (1996), due 2011	9,852	9,852
8.00% Senior Notes (2000), due 2010, callable 2003	49,858	49,873
8.10% Senior Notes (2000), due 2015, callable 2003	39,843	39,853
8.25% Senior Notes (2000), due 2030, callable 2005	34,699	34,719
7.50% Senior Notes (2000), due 2016, callable 2004	59,914	59,944
Mortgage notes on investment real estate	6,944	6,970
	$ 406,110	$ 376,211

Under revolving line of credit arrangements with several banks, the Company can borrow up to $200 million on an unsecured basis. No compensating balances are required to maintain the line of credit. At December 31, 2002, the Company had $30.0 million outstanding under these credit arrangements at an interest rate of 1.92%. The amounts outstanding under the line of credit are due in 2005. At December 31, 2001, the Company had no borrowings outstanding under these credit arrangements.

The aforementioned revolving line of credit arrangements contain, among other provisions, requirements for maintaining certain financial ratios and restrictions on indebtedness incurred by the Company and its subsidiaries. Additionally, the Company, on a consolidated basis, cannot incur debt in excess of 40% of its total capital.

Except for the 7.95% Senior Notes, limited amounts of the Senior and Medium-Term Notes may be redeemed upon the death of the beneficial owner of the notes.

At December 31, 2002, future maturities of long-term debt are $100.0 million in 2003, $75.0 million in 2004, $30.0 million in 2005, and $201.1 million in years after 2006.

In 1997, a special purpose finance subsidiary, PLC Capital Trust I, issued $75 million of 8.25% Trust Originated Preferred Securities (TOPrS[SM]). The 8.25% TOPrS were guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 8.25% TOPrS, constituted a full and unconditional guarantee by the Company of PLC Capital Trust I's obligations with respect to the 8.25% TOPrS.

PLC Capital Trust I was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust I were $77.3 million of Protective Life Corporation 8.25% Subordinated Debentures due 2027, Series B.

On October 25, 2002, the Company caused PLC Capital Trust I to redeem the 8.25% TOPrS. In a related transaction the Company redeemed its subordinated debentures which were held by PLC Capital Trust I. The redemption of the subordinated debentures resulted in an extraordinary loss of $1.4 million ($0.02 per share on both a diluted and basic basis) due to early extinguishment of debt. The loss is comprised primarily of unamortized deferred debt issue costs, net of an income tax benefit of $0.8 million.

Also in 1997, another special purpose finance subsidiary, PLC Capital Trust II, issued $115 million of FELINE PRIDES[SM] which are comprised of stock purchase contracts and a beneficial ownership of 6.5% TOPrS. The sole assets of PLC Capital Trust II were $118.6 million of Protective Life Corporation 6.5% Subordinated Debentures due 2003, Series C. In February 2001, the Company issued 3,918,843 shares of its Common Stock under the stock purchase contracts. In the transaction, substantially all of the 6.5% TOPrS and the underlying subordinated debt was redeemed. The dividend rate on the TOPrS that remained outstanding after February 2001 was reset to 6.77% under a formula specified in the agreement. The remaining outstanding TOPrS and underlying subordinated debt were redeemed in April 2001.

In August 2001, a special purpose finance subsidiary of the Company, PLC Capital Trust III, issued $100 million of 7.5% TOPrS. The 7.5% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 7.5% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust III's obligations with respect to the 7.5% TOPrS.

Notes to consolidated financial statements

All dollar amounts in tables are in thousands except per share amounts

PLC Capital Trust III was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust III are $103.1 million of Protective Life Corporation 7.5% Subordinated Debentures due 2031, Series D. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 7.5% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust III during any such extended interest payment period. The 7.5% TOPrS are redeemable by PLC Capital Trust III at any time on or after August 22, 2006.

On September 25, 2002, a special purpose finance subsidiary of the Company, PLC Capital Trust IV, issued $115 million of 7.25% TOPrS℠. The 7.25% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 7.25% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust IV's obligations with respect to the 7.25% TOPrS.

PLC Capital Trust IV was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust IV are $118.6 million of Protective Life Corporation 7.25% Subordinated Debentures due 2032, Series E. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 7.25% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust IV during any such extended interest payment period. The 7.25% TOPrS are redeemable by PLC Capital Trust IV at any time on or after September 25, 2007.

The TOPrS are reported in the accompanying balance sheets as "guaranteed preferred beneficial interests."

The Company uses interest rate swap agreements to convert a portion of its debt and preferred securities from a fixed interest or dividend rate to a floating rate. Interest expense on all debt, including dividends on preferred securities and the effect of interest rate swap agreements, totaled $25.8 million, $32.9 million, and $34.2 million in 2002, 2001, and 2000, respectively.

5 RECENT ACQUISITIONS

In January 2001, the Company coinsured a block of individual life policies from Standard Insurance Company.

In October 2001, the Company completed the acquisition of the stock of Inter-State Assurance Company (Inter-State) and First Variable Life Insurance Company (First Variable) from ILona Financial Group, Inc., a subsidiary of Irish Life & Permanent plc of Dublin, Ireland. The purchase price was approximately $250 million. The assets acquired included $166.1 million of present value of future profits.

In June 2002, the Company coinsured a block of traditional life and interest-sensitive life insurance policies from Conseco Variable Insurance Company.

These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since their respective effective dates.

Summarized below are the consolidated results of operations for 2002 and 2001, on an unaudited pro forma basis, as if the Inter-State, First Variable, and Conseco transactions had occurred as of January 1, 2001. The pro forma information is based on the Company's consolidated results of operations for 2002 and 2001, and on data provided by the acquired companies, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

(unaudited)	2002	2001
Total revenues	$ 1,961,148	$ 1,764,476
Net income	179,981	116,970
Net income per share – basic	2.57	1.69
Net income per share – diluted	2.55	1.67

6 COMMITMENTS AND CONTINGENT LIABILITIES

The Company is contingently liable to obtain a $20 million letter of credit under indemnity agreements with its directors. Such agreements provide insurance protection in excess of the directors' and officers' liability insurance in force at the time up to $20 million. Should certain events occur constituting a change in control of the Company, the Company must obtain the letter of credit upon which directors may draw for defense or settlement of any claim relating to performance of their duties as directors. The Company has similar agreements with certain of its officers providing up to $10 million in indemnification that are not secured by the obligation to obtain a letter of credit.

The Company leases administrative and marketing office space in approximately 60 cities including Birmingham, with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $11.0 million.

In February 2000, the Company entered into an arrangement related to the construction of a building contiguous to its existing home office complex. In connection with the arrangement the Company established a special purpose vehicle (SPV) that owns the building and leases it to the Company. The lease is accounted for as an operating lease under SFAS No. 13 "Accounting For Leases". The SPV is funded and its equity is held by outside investors, and as a result, neither the debt nor the building owned by the SPV are included in the Company's consolidated financial statements. Lease payments commence upon completion, which occurred January 31, 2003, and is based on then current LIBOR interest rates and the cost of the building. At the end of the lease term, February 1, 2007, the Company may purchase the building for the original building cost of approximately $75 million. Based upon current interest rates, annual lease payments are estimated to be $1.6 million. Were the Company not to purchase the building, a payment of approximately $66.8 million would be due at the end of the lease term.

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives' relationships with agents or persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial service companies, in the ordinary course of business, is involved in such litigation or, alternatively, in arbitration. The Company is currently in arbitration with one reinsurer with respect to amounts overpaid, and the reinsured has indicated the intent to raise defenses and possible counterclaims. Although the outcome of any such litigation or arbitration cannot be predicted, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

7 SHARE-OWNERS' EQUITY AND RESTRICTIONS AND STOCK-BASED COMPENSATION

Activity in the Company's issued and outstanding common stock is summarized as follows:

	Issued Shares	Treasury Shares	Outstanding Shares
Balance, December 31, 1999	69,333,117	4,831,025	64,502,092
Reissuance of treasury stock		(55,475)	55,475
Balance, December 31, 2000	69,333,117	4,775,550	64,557,567
Reissuance of treasury stock		(180,606)	180,606
Repurchase of treasury stock		101,844	(101,844)
Redemption of FELINE PRIDES	3,918,843		3,918,843
Balance, December 31, 2001	73,251,960	4,696,788	68,555,172
Reissuance of treasury stock		(150,177)	150,177
Repurchase of treasury stock		29,455	(29,455)
Balance, December 31, 2002	73,251,960	4,576,066	68,675,894

Notes to consolidated financial statements

All dollar amounts in tables are in thousands except per share amounts

The Company has a Rights Agreement that provides rights to owners of the Company's Common Stock to purchase Series A Junior Participating Cumulative Preferred Stock, or in certain circumstances, either Common Stock or common stock of an acquiring company at one-half the market price of such Common Stock or common stock, as the case may be. The rights will become exercisable if certain events occur with respect to the Company, including the acquisition by a person or group of 15% or more of the Company's Common Stock. The Company can redeem the rights at $.01 per right in certain circumstances, including redemption until 10 business days following a public announcement that 15% or more of the Company's Common Stock has been acquired by a person or group.

Share owners have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. In connection with the Rights Agreement, 400,000 of these shares have been designated as Series A Junior Participating Cumulative Preferred Stock, $1.00 par value, and were unissued at December 31, 2002. The remaining 3,600,000 shares of Preferred Stock, $1.00 par value, were also unissued at December 31, 2002.

The Company sponsors a deferred compensation plan for certain of its agents. A trust was established to aid the Company in meeting its obligations under the plan. Company Common Stock owned by the trust is accounted for as treasury stock.

The Company has an Employee Stock Ownership Plan (ESOP). The stock is used to match employee contributions to the Company's 401(k) and Stock Ownership Plan (401(k) Plan) and to provide other employee benefits. The stock held by the ESOP that has not yet been used is the unallocated stock shown as a reduction to share-owners' equity. The ESOP shares are dividend-paying and are considered outstanding for earnings per share calculations. Dividends on the shares are used to pay the ESOP's note to Protective Life. If certain events associated with a change in control of the Company occur, any unallocated shares held by the ESOP will become allocable to employee 401(k) accounts.

The Company may, from time to time, reissue treasury shares or buy in the open market additional shares of Common Stock to complete its 401(k) obligations. Accordingly, in 2001, the Company reissued from treasury 30,721 shares of Common Stock to the 401(k) Plan and reissued from treasury another 2,960 shares during 2002.

Since 1973, the Company has had stock-based incentive plans to motivate management to focus on the Company's long-range performance through the awarding of stock-based compensation. Under plans approved by share owners in 1997 and 1998, up to 5,000,000 shares may be issued in payment of awards.

The criteria for payment of performance awards is based primarily upon a comparison of the Company's average return on average equity and total rate of return over a four-year award period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, of a change in control of the Company) to that of a comparison group of publicly held life and multiline insurance companies. If the Company's results are below the median of the comparison group, no portion of the award is earned. If the Company's results are at or above the 90th percentile, the award maximum is earned. Awards are paid in shares of Company Common Stock.

Performance shares and performance-based stock appreciation rights (P-SARs) awarded in 2002, 2001, and 2000, and the estimated fair value of the awards at grant date are as follows:

Year Awarded	Performance Shares	P-SARs	Estimated Fair Value
2002	192,360		$ 5,700
2001	153,490	40,000	4,900
2000	3,330	513,618	3,700

A performance share is equivalent in value to one share of Company Common Stock. Each P-SAR will convert to the equivalent of one stock appreciation right (SAR) if earned. Of the 2000 P-SARs awarded, 68,392 have been canceled and 100,072 have been converted to SARs. The remaining 345,154 P-SARs will convert to SARs in 2004 if earned. The 40,000 P-SARs awarded in 2001 were not earned and have been canceled. The P-SARs, if earned and converted to SARs, expire 10 years after the grant date. At December 31, 2002, the total outstanding performance shares and P-SARs related to these performance-based plans measured at maximum payouts were 589,029 and 540,689, respectively.

Between 1996 and 2002 SARs were granted (in addition to the P-SARs discussed above) to certain officers of the Company to provide long-term incentive compensation based solely on the performance of the Company's Common Stock. The SARs are exercisable after five years (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a change in control of the Company) and expire after ten years or upon termination of employment. The SARs activity as well as weighted average base price for 2000, 2001, and 2002 is as follows:

	Wtd. Avg. Base Price	No. of SARs
Balance at December 31, 1999	$ 17.44	675,000
SARs Granted	22.31	217,500
SARs Cancelled	18.14	(17,500)
Balance at December 31, 2000	$ 18.64	875,000
SARs Granted	26.34	138,751
P-SARs Converted	22.31	100,072
Balance at December 31, 2001	$ 19.92	1,113,823
SARs Granted	32.00	480,000
SARs Exercised	32.60	(80,000)
SARs Cancelled	22.31	(15,000)
Balance at December 31, 2002	$ 23.90	1,498,823

The outstanding SARs at December 31, 2002, were at the following base prices:

Base Price	SARs Outstanding	Remaining Life in Years	Currently Exercisable
$ 17.44	580,000	3	580,000
22.31	376,323	7	183,823
31.26	50,000	8	0
31.29	12,500	8	2,500
32.00	480,000	9	0

The SARs issued in 2000, 2001, and 2002 had estimated fair values at grant date of $1.5 million, $0.6 million, and $3.7 million, respectively. The fair value of the 2002 SARs was estimated using a Black-Scholes option pricing model. Assumptions used in the model were as follows: expected volatility of 24.6% (approximately equal to that of the S&P Life and Health Insurance Index), a risk-free interest rate of 3.4%, a dividend rate of 2.0%, and an expected exercise date of 2008.

The Company will pay an amount equal to the difference between the specified base price of the Company's Common Stock and the market value at the exercise date for each SAR.

The expense recorded by the Company for its stock-based compensation plans was $5.2 million, $5.6 million, and $4.1 million in 2002, 2001, and 2000, respectively. The Company's obligations of its stock-based compensation plans that are expected to be settled in shares of the Company's Common Stock are reported as a component of share-owners' equity.

The Company has established deferred compensation plans for directors, officers, and others. Compensation deferred is credited to the participants in cash, Common Stock equivalents, or a combination thereof. The Company may, from time to time, reissue treasury shares or buy in the open market shares of Common Stock to fulfill its obligation under the plans. At December 31, 2002, the plans had 1,366,437 shares of Common Stock equivalents credited to participants.

At December 31, 2002, approximately $543.6 million of consolidated share-owners' equity, excluding net unrealized gains on investments, represented net assets of the Company's insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the Company's insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 2003 is estimated to be $93.1 million.

8 RELATED PARTY MATTERS

Certain corporations with which the Company's directors were affiliated paid the Company premiums and policy fees or other amounts for various types of insurance and investment products. Such premiums, policy fees, and other amounts totaled $16.0 million, $19.6 million, and $50.9 million in 2002, 2001, and 2000, respectively. The Company paid commissions, interest on debt and investment products, and fees to these same corporations totaling $1.6 million, $5.9 million, and $28.2 million in 2002, 2001, and 2000, respectively. In addition, the Company has a swap contract with a related party having a notional amount of $386.4 million, which to the Company was in a $48.2 million gain position at December 31, 2002.

Notes to consolidated financial statements

All dollar amounts in tables are in thousands except per share amounts

9 RECONCILIATION WITH STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS

Financial statements prepared in conformity with accounting principles generally accepted in the United States of America differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are not subject to statutory limitations as to amounts recognized and are recognized through earnings as opposed to being charged to share-owners' equity; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to share-owners' equity; (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets); (f) certain items of interest income, such as mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost. The National Association of Insurance Commissioners (NAIC) has adopted the Codification of Statutory Accounting Principles (Codification). Codification changed statutory accounting rules in several areas and was effective January 1, 2001. The adoption of Codification did not have a material effect on the Company's insurance subsidiaries' statutory capital.

The reconciliations of net income and share-owners' equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:

	Net Income			Share-Owners' Equity		
	2002	2001	2000	2002	2001	2000
In conformity with statutory reporting practices[1]	$ 67,242	$ 163,181	$ 69,927	$ 852,645	$ 775,138	$ 628,274
Additions (deductions) by adjustment:						
Deferred policy acquisition costs, net of amortization	195,834	163,243	157,617	1,681,223	1,532,683	1,189,380
Deferred income tax	(36,441)	(3,871)	(62,374)	(242,593)	(127,230)	(79,066)
Asset Valuation Reserve				189,828	108,062	103,853
Interest Maintenance Reserve	(3,344)	(10,444)	(3,540)	24,015	16,959	9,715
Nonadmitted items				385,182	184,310	97,447
Noninsurance affiliates	(12,269)	(23,356)	28,100	839,724	819,950	790,975
Dividends paid on Guaranteed Preferred Beneficial Interests	(9,601)	(5,766)	(9,461)			
Discontinued operations		(193,688)				
Consolidation elimination				(2,227,256)	(2,207,562)	(1,859,279)
Other valuation and timing differences	(24,066)	13,644	(26,793)	217,934	297,834	232,759
In conformity with generally accepted accounting principles	$ 177,355	$ 102,943	$ 153,476	$ 1,720,702	$ 1,400,144	$ 1,114,058

1 Consolidated

As of December 31, 2002, the Company's insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $81.4 million.

10 OPERATING SEGMENTS

The Company operates business segments, each having a strategic focus which can be grouped into three general categories: life insurance, retirement savings and investment products, and specialty insurance products. An operating segment is generally distinguished by products and/or channels of distribution. A brief description of each segment follows.

LIFE INSURANCE

- The Life Marketing segment markets level premium term and term-like insurance, universal life, and variable universal life products on a national basis primarily through networks of independent insurance agents and brokers, and in the "bank owned life insurance" market.
- The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals.

RETIREMENT SAVINGS AND INVESTMENT PRODUCTS

- The Stable Value Contracts segment markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans, and sells funding agreements to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. The segment also markets fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds.
- The Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment's sales force.

SPECIALTY INSURANCE PRODUCTS

- The Asset Protection segment markets credit life and disability insurance products through banks, consumer finance companies, and automobile dealers, and markets vehicle and recreational marine extended service contracts.

CORPORATE AND OTHER

The Company has an additional business segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital and interest on substantially all debt). This segment also includes earnings from several lines of business which the Company is not actively marketing (mostly cancer insurance and group annuities), various investment-related transactions, and the operations of several small subsidiaries.

The Company uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. Operating segment income is generally income before income tax, adjusted to exclude any pretax minority interest in income of consolidated subsidiaries. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

There are no significant intersegment transactions.

The following table sets forth total operating segment income and assets for the periods shown. Adjustments represent the inclusion of unallocated realized investment gains (losses), the recognition of income tax expense, income from discontinued operations, extraordinary loss, and cumulative effect of change in accounting principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

In December 2001, the Company sold substantially all of its Dental Division and discontinued other Dental related operations. Additionally, other adjustments were made to combine its life insurance marketing operations into a single segment, and to reclassify certain smaller businesses. Prior period segment results have been restated to reflect these changes.

Notes to consolidated financial statements

All dollar amounts in tables are in thousands except per share amounts

	Life Insurance		Retirement Savings and Investment Products		Specialty Insurance Products			
	Life Marketing	Acquisitions	Stable Value Contracts	Annuities	Asset Protection	Corporate and Other	Adjustments[1]	Total Consolidated
Operating Segment Income								
2002								
Premiums and policy fees	$ 642,852	$ 315,347		$ 25,826	$ 503,968	$ 55,357		$ 1,543,350
Reinsurance ceded	(422,668)	(76,333)			(241,957)	(19,260)		(760,218)
Net of reinsurance ceded	220,184	239,014		25,826	262,011	36,097		783,132
Net investment income	209,002	252,147	$ 246,098	220,447	44,296	59,214		1,031,204
Realized investment gains (losses)			(7,061)	2,277			$ 10,930	6,146
Other income	56,372	1,636	–	8,876	30,867	2,445		100,196
Total revenues	485,558	492,797	239,037	257,426	337,174	97,756		1,920,678
Benefits and settlement expenses	228,224	315,930	196,576	186,107	200,958	34,436		1,162,231
Amortization of deferred policy acquisition costs	117,836	35,245	2,304	24,669	57,957	1,479		239,490
Other operating expenses	13,948	46,525	4,946	30,660	101,637	54,038		251,754
Total benefits and expenses	360,008	397,700	203,826	241,436	360,552	89,953		1,653,475
Income from continuing operations before income tax	125,550	95,097	35,211	15,990	(23,378)	7,803		267,203
Income tax expense							88,444	88,444
Extraordinary loss, net of income tax							(1,404)	(1,404)
Net income								$ 177,355
2001								
Premiums and policy fees	$ 542,406	$ 243,915		$ 28,145	$ 524,281	$ 51,073		$ 1,389,820
Reinsurance ceded	(421,411)	(61,482)			(274,220)	(14,038)		(771,151)
Net of reinsurance ceded	120,995	182,433		28,145	250,061	37,035		618,669
Net investment income	179,346	187,535	$ 261,079	167,905	48,940	39,236		884,041
Realized investment gains (losses)			7,218	1,139			$ (28,528)	(20,171)
Other income	59,882	682		10,547	46,636	2,900		120,647
Total revenues	360,223	370,650	268,297	207,736	345,637	79,171		1,603,186
Benefits and settlement expenses	190,538	238,877	222,306	137,204	154,893	28,806		972,624
Amortization of deferred policy acquisition costs and goodwill	41,868	20,501	1,662	24,021	60,756	1,805		150,613
Other operating expenses	38,243	43,232	3,961	29,434	96,028	59,455		270,353
Total benefits and expenses	270,649	302,610	227,929	190,659	311,677	90,066		1,393,590
Income from continuing operations before income tax	89,574	68,040	40,368	17,077	33,960	(10,895)		209,596
Income tax expense							68,538	68,538
Discontinued operations, net of income tax							(30,522)	(30,522)
Change in Accounting Principle, net of income tax							(7,593)	(7,593)
Net income								$ 102,943

1 Adjustments to net income represent the inclusion of unallocated realized investment gains (losses), and the recognition of income tax expense, income from discontinued operations, extraordinary loss, and cumulative effect of change in Accounting Principle.

	Life Insurance		Retirement Savings and Investment Products		Specialty Insurance Products			
	Life Marketing	Acquisitions	Stable Value Contracts	Annuities	Asset Protection	Corporate and Other	Adjustments[1]	Total Consolidated
2000								
Premiums and policy fees	$ 487,720	$ 134,099		$ 30,127	$ 479,352	$ 44,600		$ 1,175,898
Reinsurance ceded	(387,907)	(31,102)			(258,931)	(8,168)		(686,108)
Net of reinsurance ceded	99,813	102,997		30,127	220,421	36,432		489,790
Net investment income	152,511	116,940	$ 243,132	132,314	47,029	38,223		730,149
Realized investment gains (losses)			(6,556)	410			$ (897)	(7,043)
Other income	70,335	(4)		11,486	41,325	28,691		151,833
Total revenues	322,659	219,933	236,576	174,337	308,775	103,346		1,364,729
Benefits and settlement expenses	149,430	125,151	207,143	109,607	135,494	33,953		760,778
Amortization of deferred policy acquisition costs and goodwill	49,111	17,081	900	24,156	52,893	2,152		146,293
Other operating expenses	47,521	24,939	3,881	25,403	88,197	56,042		245,983
Total benefits and expenses	246,062	167,171	211,924	159,166	276,584	92,147		1,153,054
Income from continuing operations before income tax	76,597	52,762	24,652	15,171	32,191	11,199		211,675
Income tax expense							74,321	74,321
Discontinued operations, net of income tax							16,122	16,122
Net income								$ 153,476
Operating Segment Assets								
2002								
Investments and other assets	$ 4,195,265	$ 4,585,813	$ 3,930,669	$ 4.823,710	$ 1,107,320	$ 1,455,284	$ 126,408	$20,224,469
Deferred policy acquisition costs	973,631	437,677	4,908	93,140	164,165	7,702		1,681,223
Goodwill	10,354				36,527	431		47,312
Total assets	$ 5,179,250	$ 5,023,490	$ 3,935,577	$ 4,916,850	$ 1,308,012	$ 1,463,417	$ 126,408	$21,953,004
2001								
Investments and other assets	$ 3,433,099	$ 4,087,470	$ 3,872,636	$ 4,507,289	$ 1,060,967	$ 1,063,373	$ 113,145	$18,137,979
Deferred policy acquisition costs	829,021	418,268	6,375	128,488	142,229	8,302		1,532,683
Goodwill	10,354				37,377	431		48,162
Total assets	$ 4,272,474	$ 4,505,738	$ 3,879,011	$ 4,635,777	$ 1,240,573	$ 1,072,106	$ 113,145	$19,718,824

1 Adjustments to net income represent the inclusion of unallocated realized investment gains (losses), and the recognition of income tax expense, income from discontinued operations, extraordinary loss, and cumulative effect of change in Accounting Principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

Notes to consolidated financial statements

All dollar amounts in tables are in thousands except per share amounts

11 EMPLOYEE BENEFIT PLANS

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of ERISA plus such additional amounts as the Company may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The actuarial present value of benefit obligations and the funded status of the plan at December 31 are as follows:

	2002	2001
Projected benefit obligation, beginning of the year	$ 50,869	$ 45,538
Service cost – benefits earned during the year	3,723	3,739
Interest cost – on projected benefit obligation	4,111	3,531
Actuarial (gain) loss	6,353	(357)
Plan amendment		1,162
Divestiture		(2,165)
Benefits paid	(2,877)	(579)
Projected benefit obligation, end of the year	62,179	50,869
Fair value of plan assets beginning of the year	44,024	40,822
Actual return on plan assets	(7,845)	(1,440)
Employer contribution	16,149	5,221
Benefits paid	(2,878)	(579)
Fair value of plan assets end of the year	49,450	44,024
Plan assets less than the projected benefit obligation	(12,729)	(6,845)
Unrecognized net actuarial loss from past experience different from that assumed	28,252	10,213
Unrecognized prior service cost	1,886	2,026
Net pension asset (liability) recognized in balance sheet	$ 17,409	$ 5,394

Net pension cost of the defined benefit pension plan includes the following components for the years ended December 31:

	2002	2001	2000
Service cost	$ 3,723	$ 3,739	$ 3,338
Interest cost	4,111	3,531	3,195
Expected return on plan assets	(4,265)	(3,669)	(3,049)
Amortization of prior service cost	263	176	176
Amortization of transition asset			(17)
Amortization of losses	302	141	
Cost of divestiture		186	
Net pension cost	$ 4,134	$ 4,104	$ 3,643

Assumptions used to determine the benefit obligations as of December 31 were as follows:

	2002	2001	2000
Weighted average discount rate	6.75%	7.25%	7.50%
Rates of increase in compensation level	4.50	5.00	5.25
Expected long-term rate of return on assets	8.50	8.50	8.50

At December 31, 2002, approximately $7.7 million of the assets of the pension plan were in a group annuity contract with Protective Life and therefore are included in the general assets of Protective Life. Approximately $41.7 million of the assets of the pension plan are invested in a collective trust managed by Northern Trust Corporation.

Prior to July 1999, upon retirement, the amount of pension plan assets vested in the retiree were used to purchase a single premium annuity from Protective Life in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to such retirees. Beginning July 1999, retiree obligations are being fulfilled from pension plan assets.

The Company also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law. At December 31, 2002 and 2001, the projected benefit obligation of this plan totaled $17.1 million and $15.9 million, respectively, of which $14.5 million and $13.8 million, respectively, have been recognized in the Company's financial statements.

Net pension costs of the excess benefits plan includes the following components for the years ended December 31:

	2002	2001	2000
Service cost	$ 455	$ 686	$ 736
Interest cost	1,178	1,121	1,067
Amortization of prior service cost	16	19	19
Amortization of transition asset		37	37
Recognized net actuarial loss	71	233	194
Cost of divestiture and special termination benefits		1,807	
Net pension cost	$ 1,720	$ 3,903	$ 2,053

In addition to pension benefits, the Company provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 2002 and 2001, the liability for such benefits was approximately $1.2 million. The expense recorded by the Company was approximately $0.1 million in 2002, 2001, and 2000. The Company's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement from $10,000 up to a maximum of $75,000. This plan is partially funded at a maximum of $50,000 face amount of insurance.

The Company sponsors a defined contribution retirement plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. The Company has established an Employee Stock Ownership Plan (ESOP) to match voluntary employee contributions to the Company's 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus or sales incentive plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to the Company less dividends on shares held by the ESOP. All shares held by the ESOP are treated as outstanding for purposes of computing earnings per share. At December 31, 2002, the Company had committed approximately 134,293 shares to be released to fund employee benefits. The expense recorded by the Company for these employee benefits was less than $0.1 million in 2002, 2001, and 2000.

12 REINSURANCE

The Company reinsures certain of its risks with, and assumes risks from, other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, the Company generally pays specific premiums to the reinsurer and receives specific amounts from the reinsurer as reimbursement for certain expenses. Coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. A substantial portion of the Company's new life insurance and credit insurance sales is being reinsured. The Company reviews the financial condition of its reinsurers and monitors the amount of reinsurance it has with its reinsurers.

The Company has reinsured approximately $216.1 billion, $169.5 billion, and $126.0 billion in face amount of life insurance risks with other insurers representing $546.0 million, $565.1 million, and $496.4 million of premium income for 2002, 2001, and 2000, respectively. The Company has also reinsured accident and health risks representing $61.5 million, $122.7 million, and $125.8 million of premium income for 2002, 2001, and 2000, respectively. In 2002 and 2001, policy and claim reserves relating to insurance ceded of $2,304.9 million and $2,059.0 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 2002 and 2001, the Company had paid $45.5 million and $46.4 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 2002, the Company had receivables of $66.1 million related to insurance assumed.

In 2002, the Company discovered that it had overpaid reinsurance premiums to several reinsurance companies of approximately $94.6 million. At December 31, 2002, the

Notes to consolidated financial statements

All dollar amounts in tables are in thousands except per share amounts

Company had recorded cash and receivables totaling $69.7 million, which reflects the amounts received and the Company's current estimate of amounts to be recovered in the future, based upon the information available. The corresponding increase in premiums and policy fees resulted in $62.5 million of additional amortization of deferred policy acquisition costs in 2002. The amortization of deferred policy acquisition costs takes into account the amortization relating to the increase in premiums and policy fees as well as the additional amortization required should the remainder of the overpayment not be collected.

As a result of the foregoing, the Company's 2002 pretax income increased $7.2 million.

13 ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Company's financial instruments at December 31 are as follows:

	2002		2001	
	Carrying Amounts	Estimated Fair Values	Carrying Amounts	Estimated Fair Value
Assets (see Notes 1 and 2):				
Investments:				
Fixed maturities	$ 11,664,065	$ 11,664,065	$ 9,838,091	$ 9,838,091
Equity securities	64,523	64,523	76,774	76,774
Mortgage loans on real estate	2,518,152	2,826,133	2,512,844	2,671,074
Short-term investments	448,399	448,399	237,155	237,155
Cash	101,953	101,953	126,558	126,558
Liabilities (see Notes 1 and 4):				
Stable value contract account balances	4,018,552	4,124,192	3,716,530	3,821,955
Annuity account balances	3,744,000	3,795,794	3,248,217	3,166,052
Debt:				
Bank borrowings	30,000	30,000		
Senior and Medium-Term Notes	369,166	382,545	369,241	378,418
8.25% Trust Originated Preferred Securities			75,000	74,400
7.5% Trust Originated Preferred Securities	100,000	102,200	100,000	96,960
7.25% Trust Originated Preferred Securities	115,000	116,380		
Other (see Note 1):				
Derivative Financial Instruments	92,801	92,801	(21,865)	(21,865)

Except as noted below, fair values were estimated using quoted market prices.

The Company estimates the fair value of its mortgage loans using discounted cash flows from the next call date.

The Company believes the fair value of its short-term investments and notes payable to banks approximates book value due to being either short-term or having a variable rate of interest.

The Company estimates the fair value of its guaranteed investment contracts and annuities using discounted cash flows and surrender values, respectively.

The Company believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits.

The Company estimates the fair value of its derivative financial instruments using market quotes or derivative pricing models. The fair values represent the net amount of cash the Company would have received (or paid) had the contracts been terminated on December 31.

14 CONSOLIDATED QUARTERLY RESULTS – UNAUDITED

Protective Life Corporation's unaudited consolidated quarterly operating data for the years ended December 31, 2002 and 2001, are presented below. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data which follow. It is also management's opinion, however, that quarterly operating data for insurance enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in share-owners' equity, and cash flows for a period of several quarters.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Premiums and policy fees	$ 380,981	$ 385,960	$ 393,868	$ 382,541
Reinsurance ceded	185,603	212,547	132,081	229,987
Net of reinsurance ceded	195,378	173,413	261,787	152,554
Net investment income	245,005	251,690	263,066	271,443
Realized investment gains (losses)	(3,603)	13,818	1,125	(5,194)
Other income	25,804	29,033	23,927	21,432
Total revenues	462,584	467,954	549,905	440,235
Benefits and expenses	400,299	386,472	472,269	394,435
Income from continuing operations before income tax	62,285	81,482	77,636	45,800
Income tax expense	20,679	27,052	26,661	14,052
Net income from continuing operations	41,606	54,430	50,975	31,748
Extraordinary Loss				(1,404)
Net income	$ 41,606	$ 54,430	$ 50,975	$ 30,344
Net income from continuing operations per share – basic	$ .60	$ .77	$ .73	$ .46
Net income per share – basic	$ .60	$ .77	$ .73	$ .44
Average shares outstanding – basic	69,893,453	69,893,332	69,948,982	69,959,056
Operating income from continuing operations[1] per share – diluted	$ .63	$ .65	$ .72	$ .50
Net income from continuing operations per share – diluted	$ .59	$ .77	$ .73	$ .45
Net income per share – diluted	$ .59	$ .77	$ .73	$ .43
Average shares outstanding – diluted	70,383,580	70,486,576	70,491,409	70,488,160

1 "Operating income from continuing operations" is a non-GAAP measure consisting of net income from continuing operations excluding realized investment gains and losses and related amortization, extraordinary loss, and change in Accounting Principle. "Net income from continuing operations" is a GAAP measure to which "operating income from continuing operations" may be compared.

Notes to consolidated financial statements

All dollar amounts in tables are in thousands except per share amounts

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Premiums and policy fees	$ 311,545	$ 324,597	$ 332,739	$ 420,939
Reinsurance ceded	(143,716)	(176,689)	(184,629)	(266,117)
Net of reinsurance ceded	167,829	147,908	148,110	154,822
Net investment income	206,505	212,970	222,759	241,807
Realized investment gains (losses)	9,091	(7,520)	(752)	(20,990)
Other income	28,412	29,020	31,914	31,301
Total revenues	411,837	382,378	402,031	406,940
Benefits and expenses	348,240	333,625	344,536	367,189
Income from continuing operations before income tax	63,597	48,753	57,495	39,751
Income tax expense	21,921	15,751	18,419	12,447
Net income from continuing operations	41,676	33,002	39,076	27,304
Discontinued Operations	3,964	(5,855)	3,548	(32,179)
Change in Accounting Principle	(7,593)			
Net income (loss)	$ 38,047	$ 27,147	$ 42,624	$ (4,875)
Net income from continuing operations per share – basic	$ .61	$ .47	$ .56	$ .38
Net income per share – basic	$ .56	$ .39	$ .61	$ (.08)
Average shares outstanding – basic	67,824,547	69,978,779	69,954,622	69,855,582
Operating income from continuing operations[1] per share – diluted	$ .52	$ .54	$ .56	$ .59
Net income from continuing operations per share – diluted	$ .61	$ .46	$ .56	$ .38
Net income per share – diluted	$ .56	$ .38	$ .61	$ (.08)
Average shares outstanding – diluted	68,315,388	70,507,398	70,459,522	70,488,901

1 "Operating income from continuing operations" is a non-GAAP measure consisting of net income from continuing operations excluding realized investment gains and losses and related amortization, extraordinary loss, and change in Accounting Principle. "Net income from continuing operations" is a GAAP measure to which "operating income from continuing operations" may be compared.

Report of independent accountants

TO THE BOARD OF DIRECTORS AND SHARE OWNERS OF PROTECTIVE LIFE CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, share-owners' equity and of cash flows present fairly, in all material respects, the financial position of Protective Life Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 of the Notes to the Consolidated Financial Statements, effective January 1, 2002 and 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities".

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
March 3, 2003

Audit committee chairman's letter

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for establishing and maintaining systems of internal controls and for the preparation of the financial statements and other financial information included in the Company's Annual Report. In fulfilling its oversight responsibilities, the Committee reviewed the consolidated financial statements with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent accountants, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the independent accountants the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Securities and Exchange Commission. The Committee recommended the selection of PricewaterhouseCoopers LLP as the Company's independent accountants for the fiscal year ending December 31, 2003, and the Board so appointed PricewaterhouseCoopers.

James S. M. French
Chairman, Audit Committee

Marketing offices

LIFE AND ANNUITY DIVISION

PROTECTIVE LIFE INSURANCE COMPANY

Larry J. Adams, CLU, ChFC
Alan E. Watson, CLU, ChFC
Birmingham, Alabama

John B. Deremo
Lawrence G. Merrill
John R. Sawyer
Cincinnati, Ohio

Richard Esterly
Albuquerque, New Mexico

Kerry T. Piandes
Arlington, Massachusetts

Sam Massey
Athens, Georgia

C. Daves Steed, CLU, CPCU
Atlanta, Georgia

William H. Ward, CLU
Avon, Connecticut

Andrew S. Martin, CLU, ChFC
Birmingham, Alabama

Randy Eschels, CLU, ChFC, CFP
Birmingham, Michigan

Andy Levine
Boca Raton, Florida

Charles Smith
Boston, Massachusetts

Kenneth D. Cress, CLU
Cary, Illinois

Tom J. Vilardo
Cary, Illinois

Michael Blaker
Chandler, Arizona

Dave Cook, CEBS
Charleston, West Virginia

Jay Livingston
Charlotte, North Carolina

Douglas BeVille III, CFP
Chattanooga, Tennessee

Joseph J. Petitti, CLU
Cherry Hill, New Jersey

Edward Zierold, Jr., CLU
Cleveland, Ohio

Charles T. Lord
Clovis, California

Jerry Ward
Cordova, Tennessee

Nick Catrini
Cranford, New Jersey

Allen Shaw
Denver, Colorado

Randy Foster, CLU, ChFC
Des Moines, Iowa

Randy Nesbit
Des Moines, Iowa

Darcy Smith
Eastpointe, Michigan

Jay Matthews, CLU, ChFC, CFP
Gary Paulsrud, CLU
Fargo, North Dakota

Roger G. Molski, CLU
Flossmoor, Illinois

Jim Tucker, CLU
Fort Worth, Texas

Randy Meadows
Fresno, California

Bob Cloninger, CLU, ChFC
Geneva, Florida

Roger D. Kramer
Gorham, Maine

John Liechty, CLU, ChFC
Goshen, Indiana

DeWayne C. Soares
Granite Bay, California

Thomas Archer
Houston, Texas

Jerrell Clay, CLU
Houston, Texas

William H. Propper III
Houston, Texas

Ronald D. Nisbet
Huntington, West Virginia

Dexter A. McCormick
Indianapolis, Indiana

George Gorham, CLU, ChFC
Irvine, California

James G. Wale
Irvine, California

Thomas D. Spink
Irving, Texas

Rod Binczak
Jacksonville, Florida

Robert Mansur, CLU, ChFC
Janesville, Wisconsin

Randy Butler / Jeffrey Butler
Kewaskum, Wisconsin

Rodney Miller
Knoxville, Tennessee

Kenneth E. Barnes, CLU
Laguna Beach, California

Phil Lazarus
La Mesa, California

Abe Owen
Lexington, Kentucky

Kenneth E. Thomas
Lexington, Kentucky

Stephen J. Gowers, CLU, CEP
Louisville, Kentucky

George Perkins
Mark Perkins
Nashua, New Hampshire

Christopher D. Dwyer, CLU, ChFC
New Haven, Connecticut

Marion Desormeaux
New Iberia, Louisiana

Jud Imhoff, CLU, ChFC, FLMI
Newport Beach, California

Alan Roman, JD, LLM, CLU, ChFC
Gary Schaefer
Novi, Michigan

R. Lee Sutherland
Oklahoma City, Oklahoma

Kirby S. McDonald
Omaha, Nebraska

Stephen P. Burk, CLU, CEBS, CFP
Overland Park, Kansas

Thomas P. Hall, CLU
Pittsburgh, Pennsylvania

E. Lee Whitaker
Portland, Oregon

David Bell, CLU, ChFC
Ken Martin, CLU, ChFC, MSFS
M. Greg Patterson, CLU, ChFC
Raleigh, North Carolina

Jesse Leverette
Ridgeland, Mississippi

Nevin Gillette
Rock Falls, Illinois

David Borges
Sacramento, California

Robert Zimny
Sarasota, Florida

Vince Carfagno
Scottsdale, Arizona

Bruce Cooper, CLU, ChFC
Silver Springs, Maryland

Patrick Houlihan
St. Louis, Missouri

Dan McNeil
Tampa, Florida

Michael Brooks
Timonium, Maryland

Eric Osterhaus
Topeka, Kansas

Stanley Gordon, Sr.
Vilonia, Arkansas

Kevin Bruner
Wausau, Wisconsin

Larry North
Winchester, Virginia

Michael Murphy, CLU, ChFC
Windsor, Colorado

BENEFIT PLANS GROUP
Eva T. Robertson
Ron Lovik, CLU, ChFC, CSA
Birmingham, Alabama

EMPIRE GENERAL LIFE ASSURANCE CORPORATION
Doug Adam
Doug Huls
Overland Park, Kansas

FIRST PROTECTIVE INSURANCE GROUP, INC.
Fred W. Fleming
T. Coleman Lipsey, CLU, ChFC
Andrew S. Martin, CLU, ChFC
Charles McDowell
Robert R. Rapier
Birmingham, Alabama

Johnny Franklin
Alan F. Simonis
Huntsville, Alabama

Jimmy Hinton
Jackson, Mississippi

Brad Kimberlin
Memphis, Tennessee

Jay Stubbs
Mobile, Alabama

Joe Stamps
Nashville, Tennessee

INTEGRATED QSG
John T. Cotton
Birmingham, Alabama

MATRIX DIRECT
Ron Harris
Laura Huffman
San Diego, California

PROEQUITIES
Michael J. Mungenast
Allen Porter
Birmingham, Alabama

WEST COAST DIVISION

WEST COAST LIFE INSURANCE COMPANY
Mark Bowen, CLU, ChFC
Atlanta, Georgia

Mark Rush
San Francisco, California

Bernie Robins, JD
San Francisco, California

ASSET PROTECTION DIVISION

Los Angeles Business Unit
Helen Gaskin
Michael Sherman
Los Angeles, California

Financial Institution Business Unit
Raleigh, North Carolina
William Andrews
Wake Forest, North Carolina

Dealer Services Business Unit
St. Louis, Missouri
Scott Karchunas
Chicago, Illinois

Sidney Vance
Cincinnati, Ohio

Janet Hanson
Minneapolis, Minnesota

Alan Miller
Quentin McClung
St. Louis, Missouri

STABLE VALUE PRODUCTS DIVISION
Judy Wilson
Burbank, California

Michael Miyagishima
Burbank, California

Corporate information

QUARTERLY STOCK PRICES AND DIVIDENDS

The Common Stock of Protective Life Corporation is traded on the New York Stock Exchange under the symbol PL. The following table sets forth the highest and lowest closing prices and the amount of cash dividends per share of Protective Life Corporation Common Stock each quarter of 2001 and 2002.

	2002 MARKET PRICE PER SHARE		
QUARTER	HIGH	LOW	DIVIDENDS PER SHARE
1st	$ 32.32	$ 27.94	$ .14
2nd	33.46	30.61	.15
3rd	33.75	27.23	.15
4th	32.60	27.20	.15

	2001 MARKET PRICE PER SHARE		
QUARTER	HIGH	LOW	DIVIDENDS PER SHARE
1st	$ 32.16	$ 27.69	$ .13
2nd	34.51	29.92	.14
3rd	34.48	25.55	.14
4th	29.88	27.16	.14

STOCK TRANSFER AGENT
The Bank of New York
Telephone: (800) 524-4458
Email: shareowner-svcs@bankofny.com
Internet: http://stock.bankofny.com

GENERAL CORRESPONDENCE
The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

CERTIFICATE TRANSFERS/ADDRESS CHANGES
The Bank of New York
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286-1002

DIVIDEND REINVESTMENT
The Bank of New York
Dividend Reinvestment Department
P.O. Box 1958
Newark, NJ 07101-9774

CORPORATE INFORMATION
Corporate Headquarters
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223
Telephone (205) 268-1000

INTERNET ADDRESS
http://www.protective.com

TRADING MARKET
New York Stock Exchange

TRADING SYMBOLS
Common Stock - PL
7.5% Trust Originated Preferred Securities - PL PrS
7.25% Trust Originated Preferred Securities - PL PrA

ANNUAL MEETING
Monday, May 5, at 10:00 a.m., Central Daylight Time, at Protective Life Corporation headquarters.

FORM 10-K
Requests for copies of the Company's Annual Report on Form 10-K to the Securities and Exchange Commission should be directed to:

Share-Owner Relations
Protective Life Corporation
P.O. Box 2606
Birmingham, Alabama 35202
Telephone (205) 268-3573
FAX (205) 268-3541

INVESTOR RELATIONS
Security analysts, investment professionals, and shareowners should direct their financial-related inquiries to:

Mr. John D. Johns
Chairman, President and Chief Executive Officer

Mr. Allen W. Ritchie
Executive Vice President and Chief Financial Officer

Ms. Sheri Cook
Vice President, Corporate Finance/Investor Relations

Protective Life Corporation
P.O. Box 2606
Birmingham, Alabama 35202
Telephone (205) 268-1000
FAX (205) 268-3023

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP

Mission & values

Protective Life Corporation provides financial security through insurance and investment products. Our purpose is to enhance the quality of life of our customers, our share owners, and our people. We hold to three preeminent values – quality, serving people, and growth – which by tradition and choice transcend all others. They are the foundation of our aspirations, our plans, our best energies, and our life together in this Company.

QUALITY

The heart of quality is integrity. Quality is the cornerstone on which all our activity rests – quality products, services, people, and investments. We strive for superior quality and continuous quality improvement in everything we do.

SERVING PEOPLE

Serving people begins with being worthy of their trust. We find our ultimate reward in serving three groups:

Customers: Our customers come first. We prosper only to the extent that we create long-term relationships with satisfied customers. We do so in discerning their needs and responding to them; in providing high value, distinctive products; in prudent investment of policyholder funds; in systems, information, and counsel which help our customers solve problems; and in prompt, accurate, innovative, and courteous service which is the best in the business.

Share owners: Our share owners provide the equity essential for our success. We are stewards of their investment and must return a profit to them. Profit is essential for implementing our commitment to quality, serving people, and growth. It is a critical measurement of our performance. Our objective is to rank at the top of the industry in long-range earnings growth and return on equity.

Protective people: The accomplishment of our mission depends on building a community based on trust and teamwork. We want our people to enjoy their work and take pride in Protective, its mission and values. We are committed to opportunity and training for all to help us fulfill our potential; open, candid communication; the input, initiative, and empowerment of all our people; the encouragement of one another; and creating a place where a zeal to serve our customers, share owners, and each other permeates the Company.

GROWTH

The keys to growth are resourcefulness, passion, and persistence. We are dedicated to long-term growth in sales, revenues, and profit, not only for our share owners, but also because it contributes to personal growth and development of Protective people. We achieve growth through innovative marketing, superior service, and acquisitions. Growth is critical for improving quality and serving people. It is essential to maintaining a position of strength in our marketplace and attracting and retaining high-caliber people.

FIVE CARDINAL PRINCIPLES FOR BUILDING QUALITY

- Focus on the customer.
- Continuously improve.
- Equip, empower, and liberate people and trust their capability and willingness to improve quality.
- Concentrate on the long term, the whole process, and the team.
- Use statistical analysis to understand and continuously improve the process.

Protective®

Doing the right thing is smart business.®

Designed and produced by **see see eye**/Atlanta

Protective

Protective Life Corporation
Post Office Box 2606
Birmingham, Alabama 35202
www.protective.com